   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 29, 2000



                                                      REGISTRATION NO. 333-44384

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1



                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     ADVANCED THERMAL SCIENCES CORPORATION

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            DELAWARE                             3559                            58-2367120
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                           3355 EAST LA PALMA AVENUE

                               ANAHEIM, CA 92806
                                 (714) 688-4200
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
              AMIN J. KHOURY, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                     ADVANCED THERMAL SCIENCES CORPORATION

                           3355 EAST LA PALMA AVENUE
                               ANAHEIM, CA 92806
                                 (714) 688-4200
                (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:


               ROHAN S. WEERASINGHE                                  VICTOR A. HEBERT
                SHEARMAN & STERLING                         HELLER EHRMAN WHITE & MCAULIFFE LLP
               599 LEXINGTON AVENUE                                   333 BUSH STREET
              NEW YORK, NY 10022-6069                             SAN FRANCISCO, CA 94104
                  (212) 848-4000                                      (415) 772-6000


                            ------------------------
          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

        As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ----------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ----------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ----------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
          TITLE OF EACH CLASS OF                        PROPOSED MAXIMUM                              AMOUNT OF
       SECURITIES TO BE REGISTERED                AGGREGATE OFFERING PRICE(1)                    REGISTRATION FEE(2)
--------------------------------------------------------------------------------------------------------------------------------
Class A common stock, $0.01 par value.....                $50,600,000                                  $13,359
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(2) Previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2000

PROSPECTUS

                                4,000,000 Shares


                     Advanced Thermal Sciences Corporation


                              Class A Common Stock

                            ------------------------


     We are offering 4,000,000 shares of our Class A common stock. This is our initial public offering and no public market currently exists for our Class A common stock. We estimate that the initial public offering price will be between $9.00 and $11.00 per share. We have applied to qualify our Class A common stock for quotation on the Nasdaq National Market under the symbol "ATSC."


                            ------------------------

     INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 5.

                            ------------------------


-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                                                        PER SHARE                     TOTAL
-----------------------------------------------------------------------------------------------------
Public Price.................................    $                           $
Underwriting Discounts.......................    $                           $
Proceeds, before expenses, to Advanced
  Thermal Sciences...........................    $                           $
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------


     B/E Aerospace, our sole stockholder, has granted the underwriters the right to purchase up to an additional 600,000 shares of Class A common stock to cover over-allotments.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                            ------------------------

Needham & Company, Inc.

                           A.G. Edwards & Sons, Inc.
                                                       First Security Van Kasper

              The date of this prospectus is                , 2000

                              [INSIDE FRONT COVER]


[Schematic representation of the inside of a semiconductor fabrication facility depicting the locations of temperature control systems.]



   [Description of key market drivers, our technology and key features of our temperature control systems and their benefits.]



[Comparison of our temperature control system design with the design of leading competitive temperature control systems and a picture and a graphic of our modular, configurable temperature control system.]

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................     1
Risk Factors................................................     5
Special Note Regarding Forward Looking Statements...........    16
Use of Proceeds.............................................    16
Dividend Policy.............................................    16
Capitalization..............................................    17
Dilution....................................................    18
Selected Financial Information..............................    19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    20
Business....................................................    26
Management..................................................    38
Relationships and Transactions with Related Parties.........    48
Principal Shareholders......................................    51
Description of Capital Stock................................    53
Shares Eligible for Future Sale.............................    56
Underwriting................................................    57
Legal Matters...............................................    59
Experts.....................................................    59
Available Information.......................................    59
Index to Financial Statements...............................   F-1


                            ------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

     UNTIL                , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS THAT BUY, SELL OR TRADE OUR CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY


     You should read the following summary together with the more detailed information regarding Advanced Thermal Sciences Corporation and the financial statements appearing elsewhere in this prospectus. When we refer to our 1997, 1998 and 1999 fiscal years, we are referring to the years ended February 28, 1998, February 27, 1999 and February 26, 2000.



                     ADVANCED THERMAL SCIENCES CORPORATION



     We design, manufacture and sell systems that precisely control the temperature of processes used to manufacture semiconductors. Our patented technology has advanced the state of the art in temperature control systems. We believe our systems operate with higher performance, are more reliable and cost-effective and enable semiconductor manufacturers to increase wafer output significantly compared to leading competitive systems.



     Our systems are included in several recently introduced Applied Materials tools used in semiconductor manufacturing. In addition, our systems are currently available to replace temperature control systems in existing facilities which employ several types of equipment manufactured by Applied Materials, Inc. and LAM Research Corporation. Substantially all of our sales to date have been to Applied Materials. We have shipped over 450 systems as of August 2000. Through our sales to Applied Materials, our systems are installed in more than 40 semiconductor manufacturing facilities worldwide.



     A semiconductor manufacturing facility has a large number of temperature control systems incorporated in its wafer processing tools. The worldwide semiconductor manufacturing equipment market is projected to be $30.3 billion in 2000, according to Dataquest. We estimate the market for temperature control systems for new wafer processing equipment alone will be over $300 million in 2000. In addition, we believe a substantial replacement and retrofit market exists for a superior temperature control solution. We estimate that there are approximately 60,000 temperature control systems in semiconductor manufacturing facilities constructed since 1993, which had an aggregate purchase price in excess of $1.5 billion.



     The trend towards semiconductor devices with smaller size circuit features (0.18 micron and below) and more complex circuitry has increased technological requirements and tightened specifications for the subsystems and materials used to manufacture semiconductors. As a consequence, temperature control systems are being required to cool and heat more reliably and more precisely over a greater range of temperatures.



     We estimate that our systems will achieve continuous operation of more than 30,000 hours without requiring maintenance. We believe leading competitive temperature control systems require frequent maintenance, often every 2,000 hours. In addition, other compelling attributes of our temperature control systems as contrasted with leading competitive systems are that they:


      --   cool at least four times faster;


      --   heat at least two times faster;



      --   reduce floor space per channel of coolant fluid by over 70%;


      --   increase temperature range by 40 degreesC; and

      --   have substantially lower operating costs.

     Our objective is to be the leading provider of temperature control systems for semiconductor manufacturing. Key elements of our strategy include:

      --   targeting the end user market;

      -- expanding the applications for our technology to address a broader range of semiconductor manufacturing processes;

      --   broadening our OEM customer base; and

      --   providing global customer support.

     We were incorporated in Delaware as a wholly owned subsidiary of B/E Aerospace in December 1997. B/E Aerospace and its predecessor have supplied refrigeration systems for the commercial aircraft market for more than 20 years and have achieved a worldwide market share of more than 90%. B/E Aerospace has funded our operations since inception and sold to us its refrigeration technology for use in semiconductor manufacturing and in several other markets. Our principal executive offices are located at 3355 East La Palma Avenue, Anaheim, California 92806 and our telephone number is (714) 688-4200.

                                  THE OFFERING

Class A common stock
offered.......................   4,000,000 shares

Common stock to be outstanding
after this offering

  Class A common stock........   4,000,000 shares

  Class B common stock........   10,000,000 shares

     Total....................   14,000,000 shares

Voting rights

  Class A common stock........   One vote per share

  Class B common stock........   Three votes per share


Other common stock
provisions....................   With the exception of voting rights and
                                 conversion rights, shares of Class A and Class
                                 B common stock are identical. See "Description of Capital Stock" beginning on page 53 for a description of the material terms of our common stock.


Use of proceeds...............   We intend to use the net proceeds from this
                                 offering to pay B/E Aerospace $15 million for the purchase of intellectual property and repayment of advances from B/E Aerospace made to fund our operations since inception and the remainder for working capital and general corporate purposes, including funding any acquisitions or other strategic transactions.


Proposed Nasdaq National
Market symbol.................   ATSC



     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of August 26, 2000, and does not include the following:


      -- 1,300,000 shares of Class A common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $6.75 per share; and


      -- 900,000 additional shares of Class A common stock available for future issuance under our stock option plan, employee stock purchase plan and directors' plans.



     Following this offering, B/E Aerospace will own all of our outstanding Class B common stock and 88% of the voting power of our total outstanding common stock. In addition, Amin J. Khoury, our chief executive officer and chairman of our board of directors, is also the chairman of the board of B/E Aerospace.



     Unless otherwise noted, all information in this prospectus assumes no exercise of the underwriters' over-allotment option to purchase from B/E Aerospace 600,000 shares of Class B common stock which will immediately convert into 600,000 shares of Class A common stock upon exercise.

                             SUMMARY FINANCIAL DATA
                      (IN THOUSANDS EXCEPT PER SHARE DATA)


     We derived the summary financial information below for each of the years ended February 28, 1998, February 27, 1999 and February 26, 2000 from our audited financial statements included elsewhere in this prospectus. We derived the summary financial information below as of August 26, 2000 and for the six months ended August 28, 1999 and August 26, 2000 from our unaudited financial statements included elsewhere in this prospectus, which financial information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results for such periods. The results for the six months ended August 26, 2000 are not necessarily indicative of the results to be expected for the entire year. You should read this data in conjunction with our financial statements appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 20.



     The pro forma as adjusted information reflects the sale of shares of our Class A common stock offered hereby, at an assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and offering expenses and a $15 million payment to B/E Aerospace for the purchase of intellectual property and repayment of advances from B/E Aerospace made to fund our operations since inception. The purchase of intellectual property from B/E Aerospace will be treated as an increase to accumulated deficit because we and B/E Aerospace are deemed to be under common control for financial reporting purposes and B/E Aerospace's net book value of such intellectual property is zero.



                                                    YEAR ENDED                         SIX MONTHS ENDED
                                   --------------------------------------------    ------------------------
                                   FEBRUARY 28,    FEBRUARY 27,    FEBRUARY 26,    AUGUST 28,    AUGUST 26,
                                       1998            1999            2000           1999          2000
                                   ------------    ------------    ------------    ----------    ----------
STATEMENTS OF OPERATIONS DATA:
Net sales........................    $    28         $   517         $ 6,801        $ 2,139       $10,078
Gross profit.....................         14             126           1,270            161         4,078
Income (loss) from operations....     (1,345)         (2,118)         (1,652)        (1,160)        1,889
                                     -------         -------         -------        -------       -------
Net income (loss)................    $(1,345)        $(2,118)        $(1,652)       $(1,160)      $ 1,889
                                     =======         =======         =======        =======       =======
Net income (loss) per share
  (basic and diluted)............    $ (0.13)        $ (0.21)        $ (0.17)       $ (0.12)      $  0.19
                                     =======         =======         =======        =======       =======
Shares used to compute net income
  (loss) per share (basic and
  diluted).......................     10,000          10,000          10,000         10,000        10,000



                                                                    AUGUST 26, 2000
                                                              ---------------------------
                                                                               PRO FORMA
                                                                 ACTUAL       AS ADJUSTED
                                                              ------------    -----------
BALANCE SHEET DATA:
Cash........................................................    $      1       $ 20,701
Working capital (deficit)...................................      (3,587)        20,522
Total assets................................................       5,146         25,846
Due to B/E Aerospace, Inc...................................       3,409             --
Total shareholder's equity (deficit)........................    $ (3,225)      $ 20,884

                                  RISK FACTORS

     This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our Class A common stock. If any of the following risks actually occur, our business, financial condition or operating results could suffer, which could cause the trading price of our Class A common stock to decline and could cause you to lose part or all of your investment.

                         RISKS RELATED TO OUR BUSINESS


SUBSTANTIALLY ALL OF OUR SALES TO DATE HAVE BEEN TO APPLIED MATERIALS. ANY DECREASE IN PURCHASES OF OUR TEMPERATURE CONTROL SYSTEMS BY APPLIED MATERIALS WOULD SUBSTANTIALLY DECREASE OUR SALES.



     Our temperature control systems have been sold to only a small number of customers. Although our temperature control systems were installed in over 40 semiconductor manufacturing facilities as of August 2000, substantially all of these systems have been sold by us to Applied Materials and included as a component of the manufacturing equipment sold by Applied Materials to its customers. Purchases of our temperature control systems by Applied Materials represented 100% of our net sales for the 1999 fiscal year and 99% of our net sales for the six months ended August 26, 2000. Currently, Applied Materials uses our temperature control systems in three of its recently introduced tools. Applied Materials purchases our temperature control systems by purchase order and is not obligated to purchase any of our systems in the future. Any decrease in purchases by Applied Materials would substantially decrease our sales. Until we can expand the number of direct purchasers of our temperature control systems, we will continue to depend heavily on sales of our systems to Applied Materials.



WE WILL RELY ON HELIX TECHNOLOGY CORPORATION TO MARKET, SELL AND SUPPORT OUR SYSTEMS AND ANY DISRUPTION OF THIS RELATIONSHIP COULD NEGATIVELY IMPACT OUR ABILITY TO MARKET, SELL AND SUPPORT OUR SYSTEMS.



     Our temperature control systems require sophisticated sales efforts. We intend to rely on Helix to sell our systems worldwide. In addition, our temperature control systems require highly trained customer service and support personnel. We also intend to rely upon Helix to service and support our installed base of temperature control systems. To the extent that Helix's sales and support personnel do not devote a sufficient amount of effort to our systems, or are not adequately trained, our sales, reputation and ability to adequately service and support our systems would suffer. Further, because in the past Helix has not sold or supported any equipment other than its own and Helix's sales force has not had any experience selling our temperature control systems, their sales efforts may not be successful. In addition, our agreement with Helix provides that Helix may terminate its relationship with us upon 180 days notice. Any disruption of our relationship with Helix could negatively impact our ability to market, sell and support our systems.



IF WE ARE UNABLE TO INCREASE OUR SALES AND SUPPORT ORGANIZATION IN THE FUTURE, OUR SALES AND REPUTATION MAY SUFFER.


     We plan to hire sales and support product specialists worldwide to work in conjunction with Helix's sales force but might not be able to hire and train the kind and number of personnel we need. Hiring and training personnel is difficult in our industry due to the shortage of people that have the necessary technical skills. If we are unable to expand our sales and support organization adequately, we may not be able to respond to our customers' needs and our sales and reputation may suffer.


OUR SALES WILL SUFFER IF WE FAIL TO ENHANCE OUR EXISTING TEMPERATURE CONTROL SYSTEMS OR TO DEVELOP AND INTRODUCE NEW SYSTEMS THAT MEET CHANGING CUSTOMER REQUIREMENTS AND TECHNOLOGICAL ADVANCES.


     The semiconductor equipment market is characterized by rapid technological advances, evolving industry standards, frequent product introductions and changes in OEM and end user requirements. Our future success will depend on our ability to anticipate or adapt to these changes and to offer temperature control systems that meet changing customer demands and industry standards. We may not successfully and accurately anticipate technological and market trends, or successfully manage product development. We may also experience design, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new systems and systems configurations. We are currently developing new interfaces for the equipment of major OEMs. If we are not able to develop these interfaces, or other new features or configurations, on a timely and cost-effective basis, or if our new systems fail to achieve market acceptance, our sales will suffer.



     The introduction of new or enhanced systems also requires that we manage the transition from older systems to these new or enhanced systems. For example, we have developed a new platform-based system and will be transitioning our manufacturing to this new system over the next several months, while discontinuing our earlier products. If we fail to manage this or other manufacturing transitions effectively and to supply an adequate number of these or other new systems to meet customer delivery requirements, our reputation and sales would suffer.



FUTURE DOWNTURNS IN THE HIGHLY CYCLICAL SEMICONDUCTOR INDUSTRY MAY SEVERELY REDUCE DEMAND FOR OUR TEMPERATURE CONTROL SYSTEMS.



     Our business depends upon capital expenditures by semiconductor manufacturers. The semiconductor industry is highly cyclical and there have been severe periodic downturns in the semiconductor equipment industry. When these downturns occur, demand for our temperature control systems may be severely reduced. The requirements for investments in engineering, research and development and sales and support necessary to develop new systems and to grow our business limit our ability to reduce expenses in proportion to declining sales during downturns.


     Many semiconductor manufacturers are located in Asia and any deterioration in the health of Asian economies, especially Japan, Taiwan and Korea, could reduce demand for our temperature control systems.

     We expect that a significant portion of our new orders will depend upon demand from the OEMs that supply semiconductor manufacturers. We also expect that an increasing and substantial portion of our new orders will be made directly by semiconductor manufacturers that are retrofitting or upgrading existing facilities, or replacing our competitors' equipment with ours. If existing fabrication facilities are not expanded or upgraded or new facilities are not built as rapidly as anticipated, demand for our systems may decline and we may be unable to generate significant new orders for our systems.

OUR OPERATING HISTORY HAS BEEN SHORT AND WE ONLY RECENTLY BEGAN SELLING OUR TEMPERATURE CONTROL SYSTEMS. THEREFORE, AN EVALUATION OF OUR BUSINESS AND OUR PROSPECTS IS DIFFICULT.


     B/E Aerospace began to evaluate the application of refrigeration technology to the semiconductor manufacturing industry in 1995 and formed Advanced Thermal Sciences, or ATS, as a separate division on February 23, 1997. We were incorporated as a wholly owned subsidiary of B/E Aerospace on December 12, 1997. We only began volume shipments of our temperature control systems in February 1999. Our short operating history and narrow customer base make it difficult to determine if our temperature control systems will gain widespread market acceptance or if we will be able to execute our business plan.



IF WE ARE UNABLE TO GENERATE SIGNIFICANT SALES IN THE END USER MARKET, OUR GROWTH COULD BE SEVERELY IMPEDED AND OUR PROFITABILITY MAY SUFFER.



     We intend to aggressively target the end user replacement and retrofit market and believe that, based on the benefits of our systems, semiconductor manufacturers will seek to substitute our systems for more traditional temperature control systems. However, we cannot predict the purchasing patterns of end users and we may be unable to generate significant sales in the end user market. End users may prefer to purchase their manufacturing equipment and related subsystems, and receive product support, directly from OEMs. They may also choose to rebuild their existing temperature control systems rather than purchase ours. In addition, they may not require or benefit from the operating efficiencies or cost savings that our systems are designed to provide because of the nature of their manufacturing processes. As a result, our strategy to target end users may not result in increased sales and our growth could be severely impeded. To the extent we use significant resources to target this market, our profitability may suffer.



WE MAY RECEIVE CANCELLATIONS OF LARGE PURCHASE ORDERS ON SHORT NOTICE THAT RESULT IN OUR CARRYING EXCESS INVENTORY OR INCURRING ADDITIONAL COSTS OR ADDITIONAL LARGE PURCHASE ORDERS THAT MAKE US UNABLE TO FILL ORDERS ON TIME, WHICH COULD DAMAGE OUR REPUTATION AND OUR CUSTOMER BASE.



     Our customers may cancel large purchase orders with little notice or may place large purchase orders with short delivery schedules. As a result, we may have large fluctuations in the volume of manufacturing required. If a customer cancels or reschedules a large purchase order, we might have to carry excess inventory, our gross margins could decline or we may have to modify systems we have already produced in order to make them compatible with different OEMs' manufacturing equipment. As a result, we may incur additional costs and our operating results could suffer. Large new purchase orders may exceed our production capacity and we may not be able to fill orders on time, which could damage our reputation and our customer base.


WE HAVE A HISTORY OF LOSSES AND OUR RECENTLY ACHIEVED PROFITABILITY MAY NOT BE SUSTAINABLE.


     We have had substantial losses since our inception. Although we operated profitably during the first half of this fiscal year, we incurred net losses of $2.1 million in the 1998 fiscal year and $1.7 million in the 1999 fiscal year. We also had an accumulated deficit of $3.2 million as of August 26, 2000. If our revenue grows more slowly than we anticipate, or if our operating expenses increase without a corresponding increase in our revenue, we may fail to remain profitable and we may incur significant losses. Our future financial performance will depend, in part, on growth of our revenue. Any growth in our revenue, in turn, will depend primarily on the increased acceptance and use of our temperature control systems. Our future financial performance will also be contingent, in part, on our cost of revenue and on the growth of our operating expenses. We expect our operating expenses to increase substantially as we expand our number of systems, management, marketing personnel, production capacity, research and development efforts and international activities. In addition, we may have to spend more on research and development than we have budgeted in order to develop temperature control systems that interoperate with other semiconductor equipment manufacturers' systems.


OUR QUARTERLY RESULTS ARE UNPREDICTABLE AND ANY QUARTERLY FLUCTUATIONS IN OUR RESULTS MAY CAUSE LARGE DECLINES IN THE PRICE OF OUR STOCK.


     Our quarterly operating results are likely to fluctuate significantly in the future due to a variety of factors, a significant number of which are outside of our control. As a consequence, our operating results in one or more future quarters may fall below the expectations of investors and, as a result, the market price of our stock may fall. Some of the factors that could affect our quarterly operating results include:



     - swings in the inventories of our products held by our OEM customers;



     - announcements, new product introductions and reductions in the price of temperature control systems offered by our competitors;



     - the amount and timing of our research and development expenses; and



     - our ability to control costs.



Other factors listed in this "Risk Factors" section could also affect our quarterly operating results.


     We believe that quarter to quarter comparisons of our operating results are not necessarily meaningful and that such comparisons may not be accurate indicators of future performance. You should not rely on our results for one quarter as any indication of our future performance.

OUR BACKLOG MAY BE REDUCED BY CUSTOMER CANCELLATIONS, WHICH WOULD HAVE A NEGATIVE EFFECT ON OUR FUTURE SALES.


     As of August 26, 2000 our backlog was $11.4 million, all of which is scheduled for delivery before December 2000. All orders are subject to cancellation or rescheduling by customers with limited or no penalties. Due to possible changes in delivery schedules, cancellations of orders and delays in shipments, our backlog at any particular date is not necessarily indicative of our actual sales for any succeeding period. Delays in delivery schedules during any particular period could have a material adverse effect on our sales and profitability for that period. Any cancellations would have a negative effect on our future sales.



IF WE ARE UNABLE TO MANAGE OUR GROWTH BECAUSE OF THE SEVERE DEMANDS IT PLACES ON MANAGEMENT, FINANCIAL AND OPERATIONAL RESOURCES, OUR OPERATING RESULTS AND REPUTATION WOULD SUFFER.



     We have expanded our operations rapidly since 1997. Our backlog has increased from $942,000 at the end of our 1998 fiscal year to $1.2 million at the end of our 1999 fiscal year. As of August 26, 2000, our backlog had increased substantially to $11.4 million. In addition, our number of employees increased from 11 in February 1998 to 69 in August 2000. We intend to continue to expand in order to pursue existing and potential market opportunities and are in the process of hiring additional sales, support, research and development, manufacturing and other personnel. Our planned rapid growth places severe demands on management and financial and operational resources.


     In order to grow and achieve future success, we must:

      --   expand manufacturing capacity;

      -- hire, train, manage and retain qualified sales, support, manufacturing, research and development and other personnel;

      --   hire, integrate and retain qualified management personnel;

      --   provide local service and support to our customers worldwide; and

      -- effectively manage an increasing number of relationships with customers, suppliers and other third parties and an increasing number of complex contracts.


     Although we intend to rely initially upon the extensive resources of B/E Aerospace for various support systems, we also will be required to implement new operational and financial systems, procedures and controls in order to accommodate our anticipated growth and expansion. If we are not able to install adequate systems, procedures and controls to support our future operations in an efficient and timely manner, or if we are unable to otherwise manage our growth effectively, our operating results and reputation would suffer.



OUR COMPETITIVE POSITION AND OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY AND PATENTED TECHNOLOGY FROM INFRINGEMENT OR SUCCESSFULLY DEFEND AGAINST POSSIBLE INFRINGEMENT CLAIMS.



     We depend on our ability to protect our proprietary technology, trade secrets and know how. We rely on a combination of patents, copyright, trademark and trade secret protections, employee and third-party non-disclosure agreements and licensing arrangements to protect our intellectual property rights. Many of the key components of our temperature control systems are based on proprietary technology which we believe distinguishes us from our major competitors. Despite our efforts to protect our proprietary rights, existing laws afford only limited protection. Our pending patent applications may not result in the issuance of patents. If one or more of these applications does not result in the issuance of patents, our competitors may be able to copy key components of our temperature control systems. As a result, our competitive position, particularly in the United States, may be harmed.



     Our existing or future patents might be invalidated or circumvented, or might fail to provide us with any meaningful protection. Others may independently develop substantially equivalent technology or gain access to our trade secrets or intellectual property, or disclose our intellectual property or trade secrets. In addition, the laws of many foreign jurisdictions do not protect intellectual property to the same extent as the laws of the United States. In particular, we believe that the laws of Korea, Malaysia, Singapore and Taiwan do not effectively protect intellectual property and, as a result, we have decided not to file patent applications in any of these countries. We have also decided not to file any patent applications in Japan because of the length of the patent application process in that country. To the extent that we are unable to protect our intellectual property, or to the extent that our competitors are able to develop a temperature control system with attributes similar to those of our systems, our competitive advantage may be lost and our sales and results of operations may suffer.


     We, our licensors, licensees, customers or suppliers may be subject to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. Any such lawsuits, regardless of their success, would likely be time consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

      --   stop selling our systems;

      -- obtain a license from the owner of the infringed intellectual property to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

      --   redesign our systems to avoid using the relevant technology.


     If we are forced to take any of the foregoing actions, our operating results may suffer. For more information concerning our intellectual property rights, see "Business -- Intellectual Property" beginning on page 36.


WE DEPEND ON SOLE SOURCE SUPPLIERS FOR SEVERAL OF OUR KEY COMPONENTS AND HAVE LONG LEAD TIMES FOR OTHER KEY COMPONENTS. IF WE ARE UNABLE TO BUY KEY COMPONENTS ON A TIMELY BASIS, WE WILL NOT BE ABLE TO MEET SCHEDULED DELIVERIES, WHICH WOULD CAUSE OUR REPUTATION TO SUFFER AND OUR SALES TO DECLINE.

     Several of our key components are obtained from single sources of supply. We do not have guaranteed supply arrangements for these components and we may not be able to obtain necessary supplies in a timely and cost-effective manner. Qualifying additional or replacement suppliers is a time-consuming and expensive process. In addition, lead times for some of our key components can be up to several months. As a result, we may be required to pay higher than expected costs for these components which could adversely impact our gross margin. Financial or other difficulties faced by our suppliers or significant changes in demand for components used by us could limit the availability of components we require. Any interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, would impede our ability to meet scheduled deliveries to our customers and cause our reputation to suffer and our sales to decline.

WE FACE SIGNIFICANT COMPETITION WHICH COULD RESULT IN PRICE REDUCTIONS, REDUCED MARGINS AND LOSS OF MARKET SHARE.


     Our industry is highly competitive and characterized by a few large competitors, including some large OEMs that manufacture their own temperature control systems, and many small competitors. Most of our current direct competitors have longer operating histories and a number have significantly greater financial, technical, support, marketing and other resources and customer bases than we do. These competitors are able to devote greater resources to their businesses. In addition, many of our competitors have greater name recognition in our industry, a more extensive customer base and broader product offerings than we do, as well as relationships with many of our current and potential customers. These competitors can leverage their customer relationships and broader product offerings and may cut prices to defend or gain market share. In order to protect our market share, we may be required to reduce prices and, as a result, our margins would be reduced. For more information regarding competition in our industry, see "Business -- Competition" beginning on page 37.



IF WE ARE UNABLE TO HIRE AND RETAIN SALES, SUPPORT AND MANUFACTURING PERSONNEL, OUR ABILITY TO GROW OUR BUSINESS AND SIGNIFICANTLY INCREASE OUR REVENUE COULD SUFFER.



     We intend to continue to expand our organization, including in engineering, marketing, manufacturing and other areas. Our ability to attract, hire, assimilate and retain highly skilled personnel is critical to our future success. Competition for such personnel is intense, and we expect it will be difficult to hire a sufficient number of sales, support and manufacturing personnel. We may fail to attract, hire, assimilate and retain the qualified personnel necessary to fulfill our current or future needs and as a result our ability to grow our business and significantly increase our revenue could suffer.



IF MEMBERS OF OUR SENIOR MANAGEMENT AND OTHER KEY EMPLOYEES, UPON WHOM WE RELY HEAVILY, LEAVE US, OUR ABILITY TO EFFECTIVELY MANAGE OUR BUSINESS WOULD BE DISRUPTED.



     Our future success depends on our senior management and other key employees effectively working together and successfully integrating new members. The loss of one or more of our executive officers, particularly the loss of Amin J. Khoury, our chief executive officer, or R. Bruce Thayer, our president and chief operating officer, or other key personnel could seriously harm our business and operating results. Any of our officers or key personnel could resign at any time. We do not maintain key life insurance for any of our key employees. If we were to lose any of our senior management or other key personnel, our ability to effectively manage our business would be disrupted.



WE HAVE NO SIGNIFICANT EXPERIENCE OPERATING IN INTERNATIONAL MARKETS AND IF WE ARE NOT ABLE TO SUCCESSFULLY ESTABLISH AND MANAGE OUR INTERNATIONAL OPERATIONS, OUR GROWTH WILL BE IMPEDED.



     We intend to extend our operations internationally. This will require management attention and financial resources. We have very limited experience in marketing, distributing and supporting our systems internationally. If we fail to establish and manage our international operations, or if our international expansion is delayed, our growth will be impeded.


     In addition, if we successfully establish international operations they will be subject to inherent risks, including:

      --   difficulties and costs of staffing and managing foreign operations;

      --   longer sales cycles;

      -- additional complexity of establishing and maintaining relationships with international parties;

      -- protectionist laws and business practices that favor local competition;

      -- reduced protection for intellectual property rights in some countries;

      -- difficulties associated with enforcing agreements through foreign legal systems;

      --   difficulty in collecting accounts receivable;

      --   fluctuations in currency exchange rates;

      -- difficulty in monitoring and complying with numerous and diverse regulatory requirements;

      --   the impact of recessions in economies outside the United States;

      --   political and economic instability;

      --   import or export licensing requirements; and

      --   potentially adverse tax consequences.

ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR OPERATING RESULTS.


     Although we have no such current plans, we may in the future acquire or make investments in complementary companies, products or technologies. In the event of any such acquisitions or investments, we could:

      -- issue stock that would dilute our current shareholders' percentage ownership;

      --   incur debt;

      --   assume liabilities;

      -- incur amortization expenses related to goodwill and other tangible assets; or

      --   incur large and immediate write offs.

Acquisitions or investments also involve numerous risks, including:

      -- problems combining the purchased operations, technologies or products with ours;

      --   unanticipated costs;

      --   diversion of management's attention from our core business;

      -- adverse effects on existing business relationships with suppliers and customers;

      -- potential loss of key employees, particularly those of the acquired organizations; and

      -- reliance to our disadvantage on the judgment and decisions of third parties and our lack of control over operations.


Any acquisition or investment may cause our operating results to suffer as a result of these risks.


WE ARE VULNERABLE TO DISASTERS AND OTHER DISRUPTIVE EVENTS THAT COULD TEMPORARILY DISRUPT OR EVEN SHUT DOWN OUR ASSEMBLY OPERATIONS BECAUSE ALL OF OUR OPERATIONS ARE CONDUCTED IN ONE FACILITY IN ANAHEIM, CALIFORNIA.

     We conduct all of our operations at our facility in Anaheim, California. Significant damage or other impediments to the facility, whether as a result of fire, weather, breakdowns of equipment, earthquakes or other natural disasters, industrial accidents or other causes could disrupt or shut down our operations. Although we maintain insurance, including business interruption insurance, against some, but not all, of these events, our insurance may be inadequate to cover any direct or indirect losses or liabilities resulting from such events.

              RISKS RELATED TO OUR RELATIONSHIP WITH B/E AEROSPACE

WHILE WE ARE CONTROLLED BY B/E AEROSPACE, OUR OTHER SHAREHOLDERS WILL BE UNABLE TO AFFECT THE OUTCOME OF SHAREHOLDER VOTING. B/E AEROSPACE OWNS THE MAJORITY VOTING INTEREST IN OUR CAPITAL STOCK, AND ITS VOTING CONTROL IS INCREASED BY ITS OWNERSHIP OF SUPER VOTING STOCK.


     B/E Aerospace owns all of the outstanding shares of our Class B common stock. Each share of Class B common stock is entitled to three votes per share. As a result, after the completion of this offering, B/E Aerospace will own 88% of the voting power of our common stock. If the underwriters exercise their over-allotment option in full, B/E Aerospace will own 87% of the voting power of our common stock. For so long as B/E Aerospace owns 50.1% or more of the voting power of our common stock, B/E Aerospace will control all matters affecting us, including:


      -- the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of our executive officers;

      -- the allocation of business opportunities that may be suitable for B/E Aerospace and us;

      -- any determinations with respect to mergers or other business combinations involving us;

      --   our acquisition or disposition of assets;

      -- our debt or equity financing, including future issuance of our common stock or other securities;

      --   changes to the agreements governing our relationship with B/E
           Aerospace;

      --   amendments to our certificate of incorporation or bylaws; and

      --   the payment of dividends on our common stock.

THE TRANSITIONAL SERVICES THAT B/E AEROSPACE WILL PROVIDE TO US MAY NOT BE SUFFICIENT TO MEET OUR NEEDS, AND WE MAY NOT BE ABLE TO REPLACE THESE SERVICES AFTER OUR AGREEMENTS WITH B/E AEROSPACE EXPIRE.

     Historically, we have derived tangible and intangible benefits from being a subsidiary of B/E Aerospace. To date, we have depended on B/E Aerospace for various real estate, finance, tax, human resource, legal and other functions, most of which are typically performed by in-house personnel of independent companies.

     B/E Aerospace has agreed to provide, for a fee, specified transitional services to us until December 2003, including payroll processing and administration, human resources administration, benefits, marketing support, informational technology and telecommunications services, treasury management, accounting and finance assistance, sales order entry administration and corporate administrative services. These services may not be provided at the same level as when we were part of B/E Aerospace and we may not be able to obtain the same benefits. Furthermore, B/E Aerospace is not obligated to provide any of these services to the extent that its facilities or personnel are not reasonably available and for other reasons. We also sublease our current corporate offices and manufacturing facility from B/E Aerospace pursuant to an agreement that expires in July 2005.

     We may not be able to replace these transitional services, or lease adequate corporate and manufacturing facilities, in a timely manner or on terms and conditions, including cost, as favorable as those we will receive from B/E Aerospace.


     The agreement for these transitional services was made in the context of a parent-subsidiary relationship and may have terms and conditions that are less favorable than agreements that are negotiated at arm's length. The prices charged to us under these agreements may be higher or lower than the prices that we may be required to pay third parties for similar services or the costs of similar services if we undertake them ourselves. See "Relationships and Transactions with Related Parties" beginning on page 48 for a more detailed description of these agreements.

SEVERAL OF OUR DIRECTORS AND EXECUTIVE OFFICERS MAY HAVE CONFLICTS OF INTEREST BECAUSE OF THEIR OWNERSHIP OF B/E AEROSPACE COMMON STOCK OR THEIR MANAGEMENT POSITIONS AT B/E AEROSPACE.


     Several of our directors and executive officers own a substantial amount of B/E Aerospace common stock and options to purchase B/E Aerospace common stock. In addition, Amin J. Khoury, our chairman and chief executive officer, is also the chairman of the board of B/E Aerospace. Ownership of B/E Aerospace common stock by our directors and officers after the completion of this offering, or management positions held by them at B/E Aerospace, could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for B/E Aerospace and us. For information regarding directors' and officers' management positions at B/E Aerospace and their ownership of B/E Aerospace common stock, see "Management" beginning on page 38 and "Principal Shareholders" beginning on page 51, respectively.


WE MAY HAVE CONFLICTS OF INTEREST WITH B/E AEROSPACE WITH RESPECT TO OUR PAST AND ONGOING RELATIONSHIP THAT COULD HARM OUR OPERATIONS.

     Conflicts of interest may arise between B/E Aerospace and us relating to our past and ongoing relationships, including:

      -- business combinations involving us or B/E Aerospace, including our acquisition by a third party;

      --   our efforts to raise capital in debt or equity markets;

      --   the terms and scope of our intellectual property agreements;

      --   labor, tax, and employee benefit matters;

      --   employee retention and recruiting;

      -- sales or distributions by B/E Aerospace of all or any portion of its ownership interest in us;

      -- the nature, quality and pricing of transitional services B/E Aerospace has agreed to provide us;

      -- business opportunities that may be attractive to both B/E Aerospace and us; and

      --   determinations regarding the allocation of any tax liability.


     We may not be able to resolve any potential conflicts and, even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. The agreements we entered into with B/E Aerospace may be amended if the parties agree. While we are controlled by B/E Aerospace, B/E Aerospace may be able to require us to agree to amendments to these agreements that may be less favorable to us than the original terms of any of these agreements. For a further discussion of these agreements, see "Relationships and Transactions with Related Parties" beginning on page 48.


IF WE NEED ADDITIONAL FINANCING TO MAINTAIN AND EXPAND OUR BUSINESS, B/E AEROSPACE WILL BE UNDER NO OBLIGATION TO PROVIDE FINANCING AND OTHER FINANCING MAY NOT BE AVAILABLE ON FAVORABLE TERMS.

     In the past, our capital needs have been satisfied by B/E Aerospace. However, following the completion of this offering, B/E Aerospace will no longer have any obligation to provide funds to finance our working capital or other cash requirements. We believe our capital requirements will vary significantly from quarter to quarter, depending on a number of factors, including timing of capital expenditures, fluctuations in our operating results and cash flows and our financing activities. We believe that cash generated by our current operations, along with the proceeds from this offering, will be sufficient to satisfy our working capital, capital expenditure and research and development requirements for the foreseeable future. However, we may require or choose to obtain additional debt or equity financing in the future. We cannot assure you that financing, if needed, will be available on favorable terms. If we are unable to obtain financing on favorable terms, or at all, our ability to grow our business will suffer.

                         RISKS RELATED TO THIS OFFERING

THIS IS OUR INITIAL PUBLIC OFFERING AND OUR STOCK PRICE MAY BE VOLATILE.


     Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations among the underwriters, B/E Aerospace and us and may not be indicative of the market price for the Class A common stock after this offering. We do not know the extent to which investor interest will lead to the development of a public market. Recently, the stock market in general, and the market for technology stocks in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. You may not be able to resell the Class A common stock at or above the initial public offering price.


THE PRICE OF OUR CLASS A COMMON STOCK COULD DECLINE AS A RESULT OF SALES OR DISTRIBUTIONS OF SUBSTANTIAL AMOUNTS OF COMMON STOCK BY B/E AEROSPACE.


     Following this offering, B/E Aerospace will own 10,000,000 shares of our Class B common stock and may, from time to time, sell some or all of its remaining shares, which will automatically convert to Class A common stock upon transfer. A significant amount of our common stock held by B/E Aerospace would be eligible for immediate resale in the public market following the expiration of the lock-up period or earlier if the lock-up is waived by the underwriters. After this offering B/E Aerospace will have rights with respect to registration of its shares for sale to the public. If B/E Aerospace, by exercising its registration rights, causes a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for our common stock. We are unable to predict whether significant amounts of our common stock will be sold in the open market by B/E Aerospace or others. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. Sales by B/E Aerospace or others of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could cause the price of our Class A common stock to decline. For a more detailed discussion of possible sales of our common stock following the completion of this offering, see "Shares Eligible for Future Sale" beginning on page 56.


OUR CHARTER PROVISIONS AND DELAWARE LAW MAY DELAY OR PREVENT US FROM BEING ACQUIRED, WHICH COULD DECREASE THE VALUE OF YOUR SHARES.

     Our certificate of incorporation and bylaws and Delaware law contain provisions that would make it harder for a third party to acquire us without the consent of our board of directors, although these provisions have little significance while we are controlled by B/E Aerospace. These provisions include a classified board of directors, limitations on actions by our shareholders by written consent, limitations on the ability to call a special meeting of shareholders, limitations on the removal of directors and advance notice requirements for nomination of directors and other matters to be brought before a meeting of shareholders. Our board of directors will also have the right to issue preferred stock without shareholder approval, which could be used to dilute the stock ownership of a potential hostile acquiror. In addition, Section 203 of the Delaware General Corporation Law will apply to us and will impose some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Although we believe these provisions will provide for an opportunity to receive a higher bid by requiring potential acquirors to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some shareholders.


     For more information regarding the anti-takeover effects of our charter and bylaws and of Delaware Law, see "Description of Capital Stock -- Anti-takeover Provisions of Delaware Law and our Charter Documents" beginning on page 54.

INVESTORS IN THE OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.


     The initial public offering price will be substantially higher than the book value per share of our outstanding common stock immediately after this offering. Accordingly, if you purchase Class A common stock in this offering, you will contribute 192% of our capital, at an assumed initial public offering price of $10.00 per share, but will own only 29% of the shares outstanding. The amount of this dilution in net tangible book value will be $8.51 per share. In addition, B/E Aerospace will control 88% of the voting power of our common stock after the offering as a result of its ownership of our Class B common stock, which is entitled to three votes per share.



     We have also issued options to acquire shares of Class A common stock at prices below the initial public offering price and have additional shares reserved under our various stock plans. To the extent these shares are ultimately issued, there will be further dilution to investors in this offering. See "Dilution" on page 18 for a more detailed description of how new shareholders will incur dilution.


OUR MANAGEMENT MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE AND IN WAYS THAT MAY NOT YIELD A FAVORABLE RETURN.

     Our management will retain broad discretion over the use of proceeds in this offering. Our management may use the proceeds from this offering in ways with which you may not agree. We cannot predict that the proceeds will be invested to yield a favorable return. See "Use of Proceeds" on page 16 for how we generally intend to use the proceeds from this offering.

IF WE ARE REQUIRED TO RAISE ADDITIONAL CAPITAL, OUR EXISTING SHAREHOLDERS MAY BE HARMED.

     We may raise additional capital through the issuance of stock, debt or a combination of the two. If additional funds are raised through the issuance of equity securities, the percentage ownership of our shareholders will be reduced. In addition, these newly issued equity securities may have rights, preferences or privileges senior to those of the existing holders of our common stock. If additional funds are raised through the issuance of debt securities, these securities would have the rights, preferences and privileges senior to those of the existing holders of our common stock and the terms of such debt could impose restrictions on our operations.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     This prospectus contains forward looking statements. These forward looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks" and "estimates," and variations of these words and similar expressions, are intended to identify forward looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward looking statements. These risks and uncertainties include those described in "Risk Factors" beginning on page 5 and elsewhere in this prospectus. You are cautioned not to rely on these forward looking statements, which reflect our management's opinions and beliefs only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS


     The net proceeds to us from the sale of the shares being offered by us, at an assumed public offering price of $10.00 per share, are estimated to be $35,700,000 after deducting the underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to pay B/E Aerospace $15 million for the purchase of intellectual property and repayment of advances from B/E Aerospace made to fund our operations since inception and the remainder for working capital and general corporate purposes, including funding any acquisitions or other strategic transactions. The purchase of intellectual property from B/E Aerospace will be treated as an increase to accumulated deficit because we and B/E Aerospace are deemed to be under common control for financial reporting purposes and B/E Aerospace's net book value of such intellectual property is zero. The advances from B/E Aerospace are recorded as an intercompany obligation on our balance sheet and are non-interest bearing. The $15 million payment to B/E Aerospace was determined on the basis of cumulative advances to us from B/E Aerospace, and the agreed upon value of the intellectual property being transferred. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest bearing, investment grade securities.


                                DIVIDEND POLICY


     We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future income for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of August 26, 2000:


      --   on an actual basis; and


      -- on a pro forma as adjusted basis to give effect to the sale of shares of our Class A common stock in this offering, at an assumed initial public offering price of $10.00 per share, after deducting estimated underwriting discounts and offering expenses and a $15 million payment to B/E Aerospace for the purchase of intellectual property and repayment of advances from B/E Aerospace to fund our operations since inception. The purchase of intellectual property from B/E Aerospace will be treated as an increase to accumulated deficit because we and B/E Aerospace are deemed to be under common control for financial reporting purposes and B/E Aerospace's net book value of such intellectual property is zero.



                                                                 AUGUST 26, 2000
                                                              ---------------------
                                                                         PRO FORMA
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Due to B/E Aerospace, Inc...................................  $ 3,409    $     --
Shareholder's equity (deficit):
  Preferred stock, $0.01 par value per share, 1,000,000
     shares authorized, no shares issued or outstanding.....       --          --
  Common stock (Class A), $.01 par value per share,
     40,000,000 shares authorized, 0 shares issued and
     outstanding, on an actual basis; 40,000,000 shares
     authorized, 4,000,000 shares issued and outstanding on
     a pro forma as adjusted basis..........................       --          40
  Common stock (Class B), $.01 par value per share,
     10,000,000 shares authorized, 10,000,000 shares issued
     and outstanding, on an actual and pro forma as adjusted
     basis..................................................       --          --
  Additional paid-in capital................................        1      35,661
  Accumulated deficit.......................................   (3,226)    (14,817)
                                                              -------    --------
          Total shareholder's equity (deficit)..............   (3,225)     20,884
                                                              -------    --------
          Total capitalization..............................  $(3,225)   $ 20,884
                                                              =======    ========


     This table excludes the following shares:

      -- 1,300,000 shares of Class A common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $6.75 per share; and


      -- 900,000 additional shares of Class A common stock available for future issuance under our stock option plan, employee stock purchase plan and directors' plans.


     The above table below should be read in conjunction with the sections of this prospectus entitled "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included in this prospectus.

                                    DILUTION


     Our net tangible book value as of August 26, 2000 was $(3.2) million, or $(0.32) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of shares of Class A common stock offered by us at an assumed initial public offering price of $10.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, a $15 million payment to B/E Aerospace for the purchase of intellectual property and repayment of advances from B/E Aerospace to fund our operations since inception, our pro forma as adjusted net tangible book value at August 26, 2000, would have been $20,884,000 or approximately $1.49 per share of common stock. This represents an immediate increase in net tangible book value of $1.81 per share to our existing shareholder and an immediate dilution of $8.51 per share to new investors purchasing shares of our Class A common stock in this offering. The following table illustrates this dilution on a per share basis:



Assumed initial public offering price per share.............  $  10.00
  Net tangible book value per share as of August 26, 2000...     (0.32)
  Pro forma as adjusted increase in net tangible book value
     per share attributable to new investors................      1.81
                                                              --------
Pro forma as adjusted net tangible book value per share
  after the offering........................................                  1.49
                                                                          --------
Dilution per share to new investors.........................              $   8.51
                                                                          ========



     The following table summarizes, on a pro forma as adjusted basis as of August 26, 2000, the differences between the existing shareholder and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing shareholder and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $10.00 per share.



                                                          AS OF AUGUST 26, 2000
                                    ------------------------------------------------------------------
                                       SHARES PURCHASED         TOTAL CONSIDERATION
                                    -----------------------   ------------------------   AVERAGE PRICE
                                      NUMBER     PERCENTAGE     AMOUNT      PERCENTAGE     PER SHARE
                                    ----------   ----------   -----------   ----------   -------------
Existing shareholder (Class B
  common stock)...................  10,000,000       71%      $     1,000       --%         $   --
New investors (Class A common
  stock)..........................   4,000,000       29        40,000,000      100          $10.00
                                    ----------      ---       -----------      ---
Totals............................  14,000,000      100       $40,001,000      100
                                    ==========      ===       ===========      ===



     In addition, B/E Aerospace will control 88% of the voting power of our common stock because it will continue to own all of our outstanding Class B common stock, which is entitled to three votes per share. In the event that we issue additional shares in the future, purchasers of Class A common stock in this offering will experience further dilution. Currently there are 1,300,000 additional shares of Class A common stock available for issuance upon exercise of outstanding stock options at a weighted average exercise price of $6.75 per share. An additional 900,000 shares of Class A common stock are currently reserved for issuance under our stock option plan, employee stock purchase plan and directors' plans.



     Assuming the exercise in full of all outstanding options, our pro forma as adjusted net tangible book value as of August 26, 2000 would have been $1.94 per share, representing an immediate increase in net tangible book value of $2.26 per share to our existing shareholder, and an immediate dilution in net tangible book value of $8.06 per share to the new investors.

                         SELECTED FINANCIAL INFORMATION


     We derived the selected financial information below as of and for each of the years ended February 28, 1998, February 27, 1999 and February 26, 2000 from our audited financial statements included elsewhere in this prospectus. We derived the financial information below as of August 26, 2000 and for the six months ended August 28, 1999 and August 26, 2000 from our unaudited financial statements included elsewhere in this prospectus, which reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results for such periods. The results for the six months ended August 26, 2000, are not necessarily indicative of the results to be expected for the entire year. The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 20 and the financial statements included elsewhere in this prospectus. We commenced operations on February 23, 1997 and were incorporated on December 12, 1997.



                                                     YEAR ENDED                         SIX MONTHS ENDED
                                    --------------------------------------------    ------------------------
                                    FEBRUARY 28,    FEBRUARY 27,    FEBRUARY 26,    AUGUST 28,    AUGUST 26,
                                        1998            1999            2000           1999          2000
                                    ------------    ------------    ------------    ----------    ----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net sales.........................    $    28         $   517         $ 6,801        $  2,139      $10,078
Cost of sales.....................         14             391           5,531           1,978        6,000
                                      -------         -------         -------        --------      -------
Gross profit......................         14             126           1,270             161        4,078
Selling, general and
  administrative expenses.........         52             493           1,305             470        1,614
Research and development
  expenses........................      1,307           1,751           1,617             851          575
                                      -------         -------         -------        --------      -------
Total operating expenses..........      1,359           2,244           2,922           1,321        2,189
                                      -------         -------         -------        --------      -------
Income (loss) from operations.....     (1,345)         (2,118)         (1,652)         (1,160)       1,889
Provision for income taxes........         --              --              --              --           --
                                      -------         -------         -------        --------      -------
Net income (loss).................    $(1,345)        $(2,118)        $(1,652)       $ (1,160)     $ 1,889
                                      =======         =======         =======        ========      =======
Per share amounts:
Net income (loss) per share (basic
  and diluted)....................    $ (0.13)        $ (0.21)        $ (0.17)       $  (0.12)     $  0.19
                                      =======         =======         =======        ========      =======
Shares used to compute net income
  (loss) per share (basic and
  diluted)........................     10,000          10,000          10,000          10,000       10,000



                                                                        AS OF
                                              ----------------------------------------------------------
                                              FEBRUARY 28,    FEBRUARY 27,    FEBRUARY 26,    AUGUST 26,
                                                  1998            1999            2000           2000
                                              ------------    ------------    ------------    ----------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................    $    --         $     0         $     1        $     1
Working capital deficiency..................     (1,490)         (3,587)         (5,423)        (3,587)
Total assets................................        251             643           3,300          5,146
Due to B/E Aerospace, Inc...................      1,416           3,408           5,714          3,409
Total shareholder's deficit.................     (1,345)         (3,462)         (5,114)        (3,225)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     You should read the following discussion of our results of operations and financial condition in conjunction with the financial statements and other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may be materially different from those anticipated in these forward-looking statements resulting from a variety of factors, including, but not limited to, those under "Risk Factors" and elsewhere in this prospectus. When we refer to our 1997, 1998 and 1999 fiscal years, we are referring to the years ended February 28, 1998, February 27, 1999 and February 26, 2000.


OVERVIEW


     We design, manufacture and sell systems that precisely control the temperature of processes used to manufacture semiconductors. Our temperature control systems, which have both patented system design and patented key components, provide major improvements in reliability, size, temperature change speed, cooling or heating power and temperature range and precision relative to leading competitive systems.



     Our predecessor was formed in 1976 to manufacture refrigeration products for the commercial aviation industry. In 1993, B/E Aerospace acquired our predecessor, which continued to focus on the commercial aviation refrigeration market and has achieved a worldwide market share in excess of 90%. In 1995, B/E Aerospace began to evaluate the application of refrigeration technology to the manufacture of semiconductor wafers. ATS formally commenced operations as a division of B/E Aerospace on February 23, 1997 and was incorporated as a separate corporation on December 12, 1997 to pursue this opportunity in the semiconductor manufacturing market. Over 20 years of experience in aircraft refrigeration products has provided us with the technology and expertise to develop and manufacture specialized key components for demanding temperature control applications.



     We first introduced our systems in 1998. A major semiconductor manufacturer publicly recognized and endorsed the benefits provided by our systems and negotiated with Applied Materials to have our systems included with their shipment of one of Applied Materials' etching tools. Since that time, our products have been selected for several of Applied Materials' recently introduced tools. As a result of our relationship with Applied Materials, sales of our systems have grown rapidly. We had net sales of $28,000, $517,000 and $6.8 million, respectively during our 1997, 1998 and 1999 fiscal years. We had net sales of $10.1 million during the first half of fiscal year 2000 as compared with $2.1 million for the comparable period of the prior year.



     Substantially all of our sales for all fiscal years and all interim periods presented were to Applied Materials. 100% and 99% of our net sales for fiscal 1999 and for the six months ended August 26, 2000 were direct sales to Applied Materials. We have shipped over 450 systems as of August 2000. Although substantially all of our sales to date have been made in the United States to Applied Materials, our systems have been included in Applied Materials tools which have been installed in over 40 semiconductor manufacturing facilities around the globe, including in the United States, Japan, Taiwan, Korea, Singapore and in various countries in Europe.


     Recently we have begun to address the end user market and, to date, have shipped two systems to end user customers. We intend to aggressively target the end user market. We believe that, as end users specify with OEMs that their new equipment contain our temperature control systems, the adoption of our systems by OEMs will be stimulated. We believe that the successful development and sale of temperature control systems for the end user market will increase our total sales and gross margins, diversify our sales to a greater number of customers and lower our susceptibility to the cyclicality of the semiconductor industry.


     We expect future demand for our products will be driven by both the OEMs, such as Applied Materials, and by the end user retrofit and replacement market. We expect that sales to OEMs will be affected by demand for the OEM tools for which we supply our temperature control systems and our planned introduction of new system configurations for additional tools and OEMs. We also expect that our sales to OEMs will fluctuate with the demand for semiconductor equipment. We expect that sales to end users will increase as we implement our strategic teaming agreement with Helix and establish our global sales and product support organization.



     Our temperature control systems require sophisticated sales and support efforts. We intend to rely on Helix to sell, market and support our systems worldwide. In addition, we plan to hire sales and support product specialists worldwide to work in conjunction with Helix's sales force. We expect our operating expenses to increase as a result of our increase in personnel and commissions paid and, particularly, in connection with sales to end users.



     We invest significantly in research and development and seek to maintain close technical and commercial relationships with OEMs and end users to remain responsive to their systems needs and changing requirements. Our research and development efforts have led to a number of patented efficiency and performance breakthroughs, including the development of our multi-channel system design, our thermally isolated regenerative turbine pumping mechanism and our proportional thermal expansion valve control. Our research and development expenses were $1.3 million, $1.8 million and $1.6 million, respectively, for fiscal 1997, 1998 and 1999. We have budgeted research and development expenditures of approximately $1.7 million for this fiscal year. The budgeted increase in this fiscal year primarily reflects development of systems to interface with and support a broader range of wafer manufacturing equipment sold by Applied Materials and other OEMs, primarily to address the retrofit and replacement market. We expect that research and development expenditures will remain a substantial percentage of net sales in future years.


     We generally recognize revenue from equipment sales upon shipment. No revenue is recognized on systems shipped on a trial basis until the trial period is completed and the equipment is accepted by the customer. Our systems generally carry a warranty of 12 to 36 months from the date of shipment or installation. Estimated sales returns and warranty costs are accrued at the time the related revenue is recognized. In future years, after the expiration of our warranty period, customers may contract for support services over and beyond our warranty period. Revenue from such support contracts and from extended warranty contracts would be recognized ratably over the service period.


     Prior to incorporation, our activities were conducted as part of another operation within B/E Aerospace. We have had various transactions with B/E Aerospace, including various expense allocations and reimbursements, which are material in amount. Our operating expenses include allocations of general corporate overhead expenses related to B/E Aerospace's corporate headquarters and common support activities, including executive salaries, payroll administration, worker's compensation and general liability insurance, accounting and finance, legal, tax and human resources. These costs have been allocated to us using methodologies based upon headcount, actual usage or total assets, as applicable. Although we believe the allocations are reasonable, the costs of these services to us may not be indicative of the costs that would have been incurred if we had been a stand-alone entity. In July 2000 we entered into a transition services agreement with B/E Aerospace whereby B/E Aerospace will continue to provide a number of these services to us, determined on the same cost allocation basis plus 10%. Had this arrangement been in place since our inception, costs allocated to us would have increased by $5,000, $8,000 and $15,000 for the 1997, 1998 and 1999 fiscal years and $8,000 and $9,000 for the six months ended August 28, 1999 and August 26, 2000, respectively.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, our operating results expressed as a percentage of net sales.


                                                    YEAR ENDED                         SIX MONTHS ENDED
                                   --------------------------------------------    ------------------------
                                   FEBRUARY 28,    FEBRUARY 27,    FEBRUARY 26,    AUGUST 28,    AUGUST 26,
                                       1998            1999            2000           1999          2000
                                   ------------    ------------    ------------    ----------    ----------
Net sales........................       100.0%         100.0%         100.0%         100.0%        100.0%
Cost of sales....................        50.0           75.6           81.3           92.5          59.5
                                     --------         ------          -----          -----         -----
Gross profit.....................        50.0           24.4           18.7            7.5          40.5
Selling, general and
  administrative expenses........       185.7           95.4           19.2           22.0          16.0
Research and development
  expenses.......................     4,667.9          338.7           23.8           39.8           5.7
                                     --------         ------          -----          -----         -----
Total operating expenses.........     4,853.6          434.1           43.0           61.8          21.7
                                     --------         ------          -----          -----         -----
Income (loss) from operations....    (4,803.6)        (409.7)         (24.3)         (54.3)         18.8
Provision for income taxes.......          --             --             --             --            --
                                     --------         ------          -----          -----         -----
Net income (loss)................    (4,803.6)%       (409.7)%        (24.3)%        (54.3)%        18.8%
                                     ========         ======          =====          =====         =====



SIX MONTHS ENDED AUGUST 26, 2000 COMPARED WITH THE SIX MONTHS ENDED AUGUST 28, 1999



     Net sales were $10.1 million for the six months ended August 26, 2000, an increase of 371% from net sales of $2.1 million for the corresponding period in the prior year. Demand for semiconductor manufacturing equipment increased during the first half of this fiscal year, generating further demand for our systems. This industry wide trend, coupled with our rollout of new system configurations for three of Applied Materials' recently introduced tools in volume for the first time, are the principal reasons for our revenue growth. All of our revenue is associated with these products.



     Gross profit was $4.1 million, or 40.5% of net sales, for the six months ended August 26, 2000, as compared with $161,000, or 7.5% of net sales, for the same period in the prior year. Our gross profit increase was a function of increased revenues and a higher gross margin resulting from more efficient manufacturing, a favorable mix of products sold and higher selling prices.



     Selling, general and administrative expenses, which consist primarily of salaries, sales commissions and related expenses were $1.6 million, or 16.0% of net sales, for the six months ended August 26, 2000; an increase of 243% compared with $470,000, or 22.0% of net sales, in the comparable period in the prior year. This increase in selling, general and administrative expenses is primarily related to increased sales commissions on higher sales volume, added personnel and related costs. We expect our selling, general and administrative spending to continue to increase in the aggregate. The planned increase in spending is necessary to pursue the end user market and expand our sales and product support.



     Research and development expenses were $575,000, or 5.7% of net sales, for the six months ended August 26, 2000, a decrease of 32% from $851,000, or 39.8% of net sales, for the six months ended August 28, 1999. The decrease is attributable to the completed development of three systems for Applied Materials in the current period. We expect that our research and development spending will increase over the next several years as we develop new system configurations.



     Income from operations was $1.9 million for the six months ended August 26, 2000, or $3.1 million greater than the loss from operations of $1.2 million in the first half of last year. The improvement in profitability is the result of higher sales at a better gross margin.



     Since inception we have been included in the consolidated tax returns of B/E Aerospace and B/E Aerospace has realized the tax benefits associated with a portion of our losses through that date. For the six months ended August 26, 2000, we utilized our net operating loss and research and development credit carryforwards to offset taxable income through the reversal of associated valuation allowances. As a result, no provision for income taxes was required.



     The increase in sales volume, coupled with an improved gross margin and lower operating expenses as a percentage of sales resulted in net income and net income per share of $1.9 million and $0.19, respectively, for the six months ended August 26, 2000 as compared with a net loss and net loss per share of $1.2 million and $0.12 for the comparable period in the previous year.



YEAR ENDED FEBRUARY 26, 2000 (1999 FISCAL YEAR) COMPARED WITH THE YEAR ENDED FEBRUARY 27, 1999 (1998 FISCAL YEAR)



     Net sales were $6.8 million for the 1999 fiscal year, or $6.3 million greater than net sales of $517,000 in the prior fiscal year. The increase in net sales was primarily due to initial volume deliveries of two systems for two newly introduced Applied Materials tools.



     Gross profit was $1.3 million, or 18.7% of net sales, during the 1999 fiscal year as compared with $126,000 or 24.4% of net sales, in the 1998 fiscal year. Our gross margin decreased during the 1999 fiscal year as we implemented new manufacturing systems and experienced manufacturing inefficiencies. These manufacturing inefficiencies were primarily associated with establishing lean manufacturing methods.



     Selling, general and administrative expenses, which consist primarily of salaries, sales commissions and related expenses associated with the development of our sales and marketing organization, for the 1999 fiscal year were $1.3 million, or 19.2% of net sales, an increase of 165% as compared with $493,000, or 95.4% of net sales, in the prior fiscal year.



     Research and development expense was $1.6 million, or 23.8% of net sales, in the 1999 fiscal year, as compared with $1.8 million, or 338.7% of net sales, in the prior fiscal year. The decrease in research and development expense was due to the completed development of certain new products.



     The higher gross profit during the 1999 fiscal year, offset by a $678,000 increase in operating expenses, resulted in a loss from operations of $1.7 million, or $466,000 less than the loss from operations of $2.1 million for the 1998 fiscal year.



YEAR ENDED FEBRUARY 27, 1999 (1998 FISCAL YEAR) COMPARED WITH THE YEAR ENDED FEBRUARY 28, 1998 (1997 FISCAL YEAR)



     We do not believe meaningful comparisons can be made between income statement data for the 1997 and the 1998 fiscal year due to the start-up nature of our business during the 1997 fiscal year. Our loss of $1.3 million for the 1997 fiscal year substantially resulted from research and development expenses of $1.3 million.

QUARTERLY RESULTS OF OPERATIONS


     The following tables set forth our unaudited quarterly results of operations data for the ten quarters ended August 26, 2000, and as percentages of our net sales for the same periods. This information has been prepared on a basis substantially consistent with the audited financial statements appearing elsewhere in this prospectus and, in our opinion, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our quarterly results of operations set forth below. Results of operations for any previous quarter are not necessarily indicative of future results.


                                                                   QUARTER ENDED
                             -----------------------------------------------------------------------------------------
                             MAY 30,    AUGUST 29,   NOVEMBER 28,   FEBRUARY 27,   MAY 29,   AUGUST 28,   NOVEMBER 27,
                               1998        1998          1998           1999        1999        1999          1999
                             --------   ----------   ------------   ------------   -------   ----------   ------------
                                                                  (IN THOUSANDS)
Net sales..................  $    28      $   --        $   71         $  418      $  670      $1,469        $2,232
Cost of sales..............       22          --            45            324         602       1,376         1,869
                             --------     ------        ------         ------      ------      ------        ------
Gross profit...............        6          --            26             94          68          93           363
Selling, general and
 administrative expenses...      126          55           112            200         190         280           369
Research and development
 expenses..................      344         356           500            551         444         407           450
                             --------     ------        ------         ------      ------      ------        ------
Income (loss) from
 operations................     (464)       (411)         (586)          (657)       (566)       (594)         (456)
                             --------     ------        ------         ------      ------      ------        ------
Net income (loss)..........  $  (464)     $ (411)       $ (586)        $ (657)     $ (566)     $ (594)       $ (456)
                             ========     ======        ======         ======      ======      ======        ======
Net income (loss) per share
 (basic and diluted).......  $ (0.05)     $(0.04)       $(0.06)        $(0.07)     $(0.06)     $(0.06)       $(0.05)
                             ========     ======        ======         ======      ======      ======        ======
Shares used to compute net
 income (loss) per share
 (basic and diluted).......   10,000      10,000        10,000         10,000      10,000      10,000        10,000
                             ========     ======        ======         ======      ======      ======        ======

                                        QUARTER ENDED
                             -----------------------------------
                             FEBRUARY 26,   MAY 27,   AUGUST 26,
                                 2000        2000        2000
                             ------------   -------   ----------
                                       (IN THOUSANDS)
Net sales..................     $2,430      $4,249      $5,829
Cost of sales..............      1,684       2,636       3,364
                                ------      ------      ------
Gross profit...............        746       1,613       2,465
Selling, general and
 administrative expenses...        466         649         965
Research and development
 expenses..................        316         250         325
                                ------      ------      ------
Income (loss) from
 operations................        (36)        714       1,175
                                ------      ------      ------
Net income (loss)..........     $  (36)     $  714      $1,175
                                ======      ======      ======
Net income (loss) per share
 (basic and diluted).......     $   --      $(0.07)     $ 0.12
                                ======      ======      ======
Shares used to compute net
 income (loss) per share
 (basic and diluted).......     10,000      10,000      10,000
                                ======      ======      ======


                                                                   QUARTER ENDED
                             -----------------------------------------------------------------------------------------
                             MAY 30,    AUGUST 29,   NOVEMBER 28,   FEBRUARY 27,   MAY 29,   AUGUST 28,   NOVEMBER 27,
                               1998        1998          1998           1999        1999        1999          1999
                             --------   ----------   ------------   ------------   -------   ----------   ------------
                                                             (PERCENTAGE OF NET SALES)
Net sales..................    100.0%     $   --         100.0%         100.0%      100.0%      100.0%        100.0%
Cost of sales..............     78.6          --          63.4           77.5        89.9        93.7          83.7
                             --------     ------        ------         ------      ------      ------        ------
Gross profit...............     21.4          --          36.6           22.5        10.1         6.3          16.3
Selling, general and
 administrative expenses...    450.0          --         157.7           47.8        28.4        19.1          16.5
Research and development
 expenses..................  1,228.6          --         704.2          131.8        66.3        27.7          20.2
                             --------     ------        ------         ------      ------      ------        ------
Income (loss) from
 operations................  (1,657.1)        --        (825.4)        (157.2)      (84.5)      (40.5)        (20.4)
                             --------     ------        ------         ------      ------      ------        ------
Net income (loss)..........  (1,657.1)%   $   --        (825.4)%       (157.2)%     (84.5)%     (40.5)%       (20.4)%
                             ========     ======        ======         ======      ======      ======        ======

                                        QUARTER ENDED
                             -----------------------------------
                             FEBRUARY 26,   MAY 27,   AUGUST 26,
                                 2000        2000        2000
                             ------------   -------   ----------
                                  (PERCENTAGE OF NET SALES)
Net sales..................      100.0%      100.0%      100.0%
Cost of sales..............       69.3        62.0        57.7
                                ------      ------      ------
Gross profit...............       30.7        38.0        42.3
Selling, general and
 administrative expenses...       19.2        15.3        16.5
Research and development
 expenses..................       13.0         5.9         5.6
                                ------      ------      ------
Income (loss) from
 operations................       (1.5)       16.8        20.2
                                ------      ------      ------
Net income (loss)..........       (1.5)%      16.8%       20.2%
                                ======      ======      ======



     We began volume shipments in February 1999. In the fourth quarter ended February 26, 2000 our gross margin increased due to more efficient manufacturing, a favorable mix of products sold and higher selling prices. Our operating results are likely to fluctuate significantly in the future. We anticipate that factors affecting our future operating results will include the amount and timing of orders for our temperature control systems; swings in inventories of our products held by our OEM customers; the patterns of capital spending by our end user customers; our ability to develop, manufacture, introduce, ship and support new systems and system enhancements; announcements, new product introductions and reductions in the price of temperature control systems offered by our competitors; the amount and timing of our research and development expenses; our ability to control costs; our ability to obtain sufficient supplies of sole source components or products with long lead times; changes in the prices of our components; costs relating to possible acquisitions and integration of technologies or businesses; and semiconductor equipment market conditions. We expect that a substantial portion of our annual future sales will come from a relatively small number of customers.



LIQUIDITY AND CAPITAL RESOURCES



     Our liquidity requirements consist of working capital to fund our planned revenue growth, and ongoing capital expenditures. To date, all of our working capital requirements, which were not otherwise funded by our operating results, have been provided by B/E Aerospace. Following completion of the offering, B/E Aerospace will no longer have any obligation to provide our financing. We had a working capital deficit of

$3.6 million as of August 26, 2000, as compared with $5.4 million as of February 26, 2000. The increase in our working capital position during the six months ended August 26, 2000 was primarily due to a decrease in amounts due to B/E Aerospace.



     Cash provided by operating activities for the six months ended August 26, 2000 was $2.4 million as compared with cash used in operating activities of $1.2 million for the six months ended August 28, 1999. The sources of cash during the first half of this fiscal year were net income of $1.9 million, a decrease in inventories of $515,000 due to an increase in unit shipments and the implementation of more efficient manufacturing methods which reduced the level of on-hand stock required, an increase in accounts payable of $1.3 million due to increased unit shipments, non-cash charges for depreciation and amortization of $39,000 and a decrease in other assets and liabilities of $205,000, offset by an increase in accounts receivable of $1.6 million due to increased unit shipments. Cash used in operating activities was $2.1 million in the 1999 fiscal year. The primary uses of cash during that period were the net loss of $1.7 million and an increase in accounts receivable and inventories aggregating $2.5 million, offset by increases in accounts payable and other assets and liabilities aggregating $2.1 million, all substantially due to increased unit shipments.



     We do not currently have a line of credit, although we expect to establish a credit facility for cash management purposes in the near term. We believe the proceeds from this offering, together with anticipated cash flows from operations, will satisfy our projected working capital and capital expenditure requirements for at least the next two years. To the extent that we grow more rapidly than expected, we may need additional cash to finance our operations and capital expenditures.


MARKET RISKS

     We are not presently exposed to market risk from changes in interest rates as we are not a party to any interest bearing debt instruments. We are not exposed to market risk from fluctuations in foreign currency exchange rates because our systems are sold in U.S. dollars and the major components used to manufacture our products are purchased in U.S. dollars. Additionally, we are not party to any derivative financial instruments.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS


     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended by SFAS No. 137), which we are required to adopt effective in our 2001 fiscal year. SFAS No. 133, as amended, will require us to record all derivatives on the balance sheet at fair value. We do not currently engage in hedging activities and will continue to evaluate the effect of adopting SFAS No. 133. We will adopt SFAS No. 133 in our 2001 fiscal year. We do not expect SFAS No. 133 to have a significant effect on our results of operations or financial position.


     In December 1999, the SEC staff issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. SAB No. 101 summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We do not expect its implementation will have an effect on our current revenue recognition policy.


     In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44 of Accounting Principles Board Opinion No. 25, Accounting for Certain Transactions Involving Stock Compensation, which, among other things, addressed accounting consequences of a modification that reduces the exercise price of a fixed stock option award (otherwise known as a repricing). If the exercise price of a fixed stock option award is reduced, the award must be accounted for as variable stock option plan from the date of the modification to the date the award is exercised, is forfeited, or expires unexercised. The exercise price of an option award has been reduced if the fair value of the consideration required to be paid by the grantee upon exercise is less than or potentially less than the fair value of the consideration that was required to be paid pursuant to the award's original terms. The requirements about modifications to fixed stock option awards that directly or indirectly reduce the exercise price of an award apply to modifications made after December 15, 1998, and will be applied prospectively as of July 1, 2000. The adoption of this interpretation did not impact our financial statements.

                                    BUSINESS

OVERVIEW


     We design, manufacture and sell systems that precisely control the temperature of processes used to manufacture semiconductors. Our temperature control systems, which have both patented system design and patented key components, provide major improvements in reliability, size, temperature change speed, cooling or heating power and temperature range and precision relative to leading competitive systems. Our multi-channel design enables a single ATS temperature control system, using a single compressor, to support multiple coolant channels that have independently controlled temperatures, unlike leading competitive systems which typically require separate systems for each coolant channel. As a result, by using our systems, we believe a semiconductor manufacturer is able to significantly increase wafer production through higher production uptime and consistent performance over the life of the system. These benefits result in an improvement in return on capital investment in semiconductor equipment. In addition, we believe that our systems offer substantially lower total cost of ownership of temperature control systems as compared with leading competitive systems.



     Our systems are included in several recently introduced Applied Materials tools, including the Super e and e Max, two advanced dielectric etch tools, and the Endura Electra, a cooper seed layer deposition tool. A deposition tool deposits a thin film of material on the surface of a wafer while an etch tool removes portions of a film in specific areas to create circuit features. In addition, our systems are currently available to replace temperature control systems in existing facilities which employ several types of equipment manufactured by Applied Materials and LAM Research. Substantially all of our sales to date have been to Applied Materials. We have shipped over 450 temperature control systems and, as of August 26, 2000, had a backlog of $11.4 million, with deliveries scheduled through December 2000. Through our sales to Applied Materials our systems have been installed in over 40 major semiconductor manufacturing facilities around the globe including in the United States, Japan, Taiwan, Korea, Singapore and in various countries in Europe.


SEMICONDUCTOR INDUSTRY BACKGROUND

     Growth of the semiconductor industry reflects rapidly growing applications in telecommunications equipment, consumer electronics, wireless communication devices, personal computers and many other products. Worldwide sales of semiconductors are expected to be $195 billion in 2000, according to Semiconductor Industry Association.

     Advancing technology and increasing semiconductor demand have created a fast-growing, technology-driven market for semiconductor manufacturing equipment. The latest manufacturing equipment is generally used to build new leading edge fabrication facilities and to expand existing facilities to upgrade capabilities and increase efficiencies. The worldwide semiconductor manufacturing equipment market is projected to be $30.3 billion in 2000, according to Dataquest.


     Development of technology to manufacture semiconductor chips with smaller size circuit features (for example, 0.18 micron and below) enables semiconductor manufacturers to produce higher performance chips and a greater number of chips per wafer. However, these shrinking feature sizes cause manufacturing yields to become increasingly sensitive to defects and small changes in process variables. The reduction in feature sizes, combined with more complex multi-level circuitry and increased chip performance have also led to the need for a new electrical conducting material for interconnection of semiconductors on the chip. Copper is becoming a material of choice to replace aluminum alloy as the conducting material for semiconductors, requiring semiconductor manufacturers to purchase new specialized fabrication equipment.


     The semiconductor industry is also beginning to migrate from 200 millimeter to 300 millimeter wafers. Larger wafers lower the manufacturing cost per semiconductor chip by increasing the number of chips per wafer. Processing larger wafers requires the acquisition of a new generation of more expensive equipment by semiconductor manufacturers. Equipment sales for 300 millimeter wafer manufacturing are estimated to be $6.5 billion in 2001, according to Dataquest. The premium on yields, production uptime and throughput is rising as 300 millimeter manufacturing is adopted.



     Advanced semiconductor manufacturing facilities have become extremely expensive and contain numerous highly sophisticated, very costly tools. The cost of a new semiconductor manufacturing facility ranges from $700 million to $3 billion. Within a major semiconductor manufacturing facility, there generally are over 100 main wafer processing tools, such as deposition and etch tools. The prices for these wafer processing tools are increasing as the industry moves from 200 millimeter to 300 millimeter wafers and technology advances to manufacture semiconductors with smaller size circuit features.



     Furthermore, the rapid pace of technology advance requires fast depreciation of these costly tools and facilities. The high cost and rapid depreciation of this equipment places an extremely high premium on yields, production uptime and throughput. The importance of return on investment increases as equipment cost and depreciation rise.



     Numerous types of subsystems and utility equipment are essential to support the functions of the main wafer processing tools. Some types of subsystems, such as those that control temperature and pressure, are closely integrated with the main wafer processing tools. The performance, precision and reliability of such integrated subsystems directly impact the revenue generation and return on investment of this costly equipment. Demands for increased performance, precision and reliability of such subsystems have been escalating in response to the increasing importance of yields, production uptime and throughput.


THE TEMPERATURE CONTROL SYSTEM INDUSTRY


     Temperature control systems are one of the most ubiquitous types of subsystems in a semiconductor manufacturing facility and are required to support precise control of temperature for many key wafer processing tools, including those involved in the following types of processes:



Deposition -- the process of depositing metal or other materials on the surface of a wafer, including:



     - physical vapor deposition -- deposition of metal or other materials using a physical mechanism, principally sputtering and evaporation; and



     - chemical vapor deposition -- deposition of materials that function as insulators, conductors or semiconductors using a chemical reaction mechanism in a gas.



Etch Processes -- processes in which materials are removed from specific areas of a film layer to create circuit features, including:



     - dielectric -- etching dielectric film, an electrically insulating material;



     - polysilicon -- etching polysilicon film, a semiconducting material;



     - metal -- etching metal film, an electrical conductor; and



     - photoresist -- etching photoresist, a light sensitive film used in photolithography.



Thermal Processes -- a variety of types of processes that take place at elevated temperatures to add, remove or temper materials in semiconductor manufacturing.



Ion Implantation -- processes that implant impurities, or dopants, on the surface of a wafer using high velocity and high voltage ions.



Photolithography -- the process of transferring an image onto the surface of a wafer in order to define areas selected for etching.


Each specific wafer process typically has a precise temperature requirement.


     New facility construction and expansions or upgrades in existing facilities creates a market for temperature control systems for new wafer processing equipment which we estimate to be over $300 million in 2000, based on data from industry sources and on our own analysis and industry experience. In addition, we believe a substantial replacement and retrofit market exists for a superior temperature control solution. We estimate that the installed base of temperature control systems in semiconductor manufacturing facilities constructed since 1993 is approximately 60,000 units, which had an aggregate purchase price in excess of $1.5 billion, based on data from industry sources and on our own analysis and industry experience.



     Technical advances in the semiconductor industry leading to smaller size circuit features and adoption of 300 millimeter wafers require semiconductor equipment manufacturers and semiconductor manufacturers to substantially increase the heating and cooling power, temperature range and precision of their temperature control systems. The trend to 300 millimeter wafers requires that temperature control systems deliver more than twice the cooling capacity than for 200 millimeter wafers, because the heat that must be removed from a 300 millimeter process chamber is more than twice that which must be removed from a 200 millimeter process chamber. The trend to smaller feature sizes increases the requirements for more selective, or critical, etch process steps to form deep and narrow circuit features. The density of the process gases must be higher and the wafer must be cooler for the etch process tool to achieve this increased selectivity, thus substantially increasing the required heating and cooling power of the temperature control systems. The trend to copper conducting material requires more advanced deposition processes which require lower temperatures than other deposition processes. Critical etch and advanced deposition and other processes for smaller feature sizes require more precise control of temperature in the process chamber. In many advanced processes, temperature precision in the process chamber has a significant impact on uniformity of process results and manufacturing yields.


     Advanced processes, such as these, are creating new, more demanding specifications for temperature control systems. A temperature range of -40(degrees)C to +120(degrees)C is required to support a number of these advanced wafer manufacturing processes. In addition, we believe a new temperature precision specification of substantially better than +/-1(degrees)C is emerging.


     The amount of time that a temperature control system needs to change the temperature in a wafer processing chamber can have a large impact on overall process tool productivity. Temperature generally must change to accommodate process changes in a given process chamber, chamber cleaning and other types of maintenance. Frequent process changes occur in foundries where many different semiconductor designs are being manufactured in the same facility as well as during the testing and qualifying of manufacturing processes. In addition, temperature changes are usually required in order to clean or maintain the process chambers within a tool and then return them to operation. Cleaning cycles may occur as often as every day. Each of these types of temperature change requirements removes the tool from production while the temperature is changing, and may also cause downtime for a number of other costly process tools because of work flow scheduling throughout the facility.



     To obtain consistent and high yields, many advanced processes are requiring a new class of highly stable temperature control coolant that substantially eliminates any coolant impact on the delivery of power to the process chamber. These advanced, fluorine-based coolants, such as Galden(TM), are much more prone to leak and to wear out pump mechanisms than a traditional water/ethylene glycol coolant. Leading competitive temperature control systems cannot effectively utilize Galden(TM) without specialized components and features.



     Leading competitive temperature control systems used with wafer processing tools have mainly incorporated components and engineering approaches common to broader types of refrigeration and heating equipment, where the performance, reliability and precision requirements are much less than in semiconductor manufacturing. Key problems with leading competitive temperature control systems are low reliability, large size, slow temperature response time and limited heating and cooling power and performance, as described below. These factors have a significant impact on the return on investment of the semiconductor manufacturing facility as well as the total cost of ownership of the temperature control systems.


     LIMITED RELIABILITY. The reliability of leading competitive temperature control systems is generally limited by valve failures, pump leaks, pump wear causing fluid flow rate degradation and other components and fittings that are unreliable. Most leading competitive temperature control systems experience the following reliability issues:

      -- valve failures caused by the valve continually opening and closing in order to control refrigerant flow;

      -- pumps with external moving seals that are prone to leak coolant fluids; and

      -- pumps that operate with a significant amount of metal to metal or other material contact within the pump that causes parts wear and coolant flow rate degradation.


     The reliability limitations of these pumps coupled with valve failure and other component unreliability can require frequent preventive maintenance or cause substantial out of service downtime of semiconductor equipment and replacement or rebuilding of leading competitive temperature control systems. We believe leading competitive temperature control systems require frequent maintenance, often every 2,000 hours.



     LARGE FOOTPRINT. Leading competitive temperature control systems range in size from 2.3 to 15.6 square feet per coolant channel providing independent temperature control. In addition, each of these systems requires a complete refrigeration system per coolant channel. Therefore, in order to simultaneously perform processes requiring different temperatures, a semiconductor manufacturer must install multiple separate temperature control systems, each consuming valuable space and multiplying operating cost.



     LENGTHY TEMPERATURE RESPONSE TIMES. Leading competitive temperature control systems rely on a high volume reservoir of coolant, typically seven to eight gallons, to control temperature. This reservoir must be cooled or heated to adjust the system temperature, thus substantially slowing the response to a change of temperature and reducing overall process tool productivity.



     HEATING AND COOLING POWER AND TEMPERATURE RANGE LIMITATIONS. Leading competitive temperature control systems experience reduced cooling or heating power because of heat transfer between the motor drive and the coolant fluid. In addition, leading temperature control systems generally do not have the heating and cooling power to both reach high temperatures, above +80(degrees)C, and very low temperatures, below -20(degrees)C. As a result, semiconductor manufacturers must use multiple types of systems within the same facility to control the temperatures of their various processes.



     TEMPERATURE PRECISION LIMITATIONS. Variations in coolant flow rates caused by pump wear and temperature deviations related to valve control technology reduce temperature precision of leading competitive temperature control systems. We believe a new temperature precision specification of substantially better than +/-1(degrees)C is emerging.



     HIGH OPERATING COSTS. As a result of the limitations described above, semiconductor manufacturers experience high operating costs with leading competitive temperature control systems. System failures result in the need for frequent and costly system maintenance and increased costs for parts replacement. Semiconductor manufacturers also need to fill large volume coolant reservoirs used to control temperatures. In addition, because advanced, flourine-based coolants, such as Galden(TM), are very expensive, these large reservoirs substantially increase operating costs. Most significant, however, is the loss of the ability to manufacture semiconductors while a temperature control system is being adjusted to the required temperature, repaired or replaced.



     We believe that leading OEMs and semiconductor manufacturers are seeking a new generation of temperature control systems for new process tools or to retrofit existing process tools in order to improve productivity and performance. We believe that most OEMs and end users would prefer to standardize their temperature control system vendor across their product lines and/or processes. Therefore, we believe that a vendor whose equipment can be configured to meet the performance and cost requirements of substantially all types of processes with a single modular platform may have an opportunity to become the vendor of choice throughout the industry for new equipment and upgraded equipment. Major penetration of the new and upgrade market by such temperature control systems also would increase the benefits of retrofitting such temperature control systems on existing process tools. These benefits, derived from commonality of systems and components, include lower costs of training and maintenance, reduced inventory requirements, cumulative learning and enhanced supplier relationships.


THE ATS SOLUTION



     We have designed a family of highly reliable, compact and efficient temperature control systems for semiconductor manufacturing. Our technology draws on over 20 years of experience in the aviation refrigeration products business. By using our systems, we believe a semiconductor manufacturer is able to increase wafer production through lower production downtime and consistent performance over the life of the system.


     The key benefits to semiconductor manufacturers of our systems include:


     HIGH DEGREE OF SYSTEM RELIABILITY. Our systems eliminate key wearing parts and, based on performance to date and our aerospace experience, should achieve continuous operation of more than 30,000 hours without requiring repair or replacement. Our patented regenerative turbine pumping mechanism is designed to address a broad range of applications, including the most demanding applications utilizing advanced, flourine-based coolant fluids, such as Galden(TM), while substantially eliminating the wear and leakage associated with other typical pumping mechanisms. This design substantially extends the life of the pumping mechanism and produces a consistent coolant flow rate throughout the life of the pump, significantly increasing temperature control precision. Our patented proportional thermal expansion valve control is designed to eliminate high duty cycle off and on valve switching to control temperature regulation, thereby significantly reducing the frequency of failures and providing more precise and reliable temperature control. More precise and reliable temperature control increases yields of key semiconductor manufacturing processes.



     COMPACT COST-EFFICIENT DESIGN. Each of our systems can control the independent temperatures of multiple process chambers within a semiconductor process tool as a result of our patented multi-channel design. For example, based on the existing design of a typical etch cluster tool that contains six process chambers, one ATS system is currently capable of replacing up to six competitive systems, dramatically reducing capital cost and the use of facility floor space. In addition, our systems are designed to operate without relying on high volume reservoirs of coolant to control temperatures thereby reducing size and expense.



     FAST TEMPERATURE RESPONSE TIME. Our systems do not rely on heating and cooling a large volume of coolant in order to maintain temperature control. As a result our systems are capable of cooling in approximately three to five minutes and heating in approximately 10 to 12 minutes, at least two times faster than leading competitive temperature control systems. Therefore, semiconductor manufacturers experience a significant increase in production uptime and throughput.


     PRECISE, HIGH CAPACITY, THERMAL PERFORMANCE. Our patented regenerative turbine pumping mechanism provides thermal isolation technology that isolates the motor drive from the fluid pump, significantly decreasing the transfer of heat between the drive and the coolant fluid. In low temperature applications, this isolation technology enables our systems to maximize cooling power provided to the manufacturing process. In high temperature applications, this technology protects our pump mechanism from being overheated by the system fluid. As a result, our systems are able to consistently maintain temperatures ranging from -40(degrees)C to +120(degrees)C, with a precision of substantially better than +/-1(degrees)C, suitable for the most demanding semiconductor manufacturing applications.


     LOW OPERATING COSTS. Our patented multi-channel system design coupled with our patented, highly reliable pump technology reduces temperature control systems' operating costs compared to traditional temperature control systems as a result of the following:


      -- the elimination of on and off valve control, dramatically reducing valve failure, maintenance costs and replacement costs;


      -- the elimination of the need for a large volume reservoir of coolant and the associated high cost of coolant; and

      -- substantially reduced cooling water, electrical power and installation expenses.


     PLUG AND PLAY RETROFIT CAPABILITY. Each of our systems is manufactured based on a common system design using modular parts. Therefore, we can rapidly develop and provide semiconductor manufacturers a plug and play alternative to competitive temperature control systems.

OUR STRATEGY

     Our objective is to be the leading provider of temperature control systems in the semiconductor equipment industry. Key elements of our strategy include:

     TARGET END USER MARKET. We believe that, as end users specify that their new equipment contain our temperature control systems, the adoption of our systems by OEMs will be stimulated. We also intend to aggressively target the end user replacement and retrofit market by demonstrating the benefits of our systems to end users.


     EXPAND SYSTEM APPLICATIONS. We are currently developing and will continue to develop additional systems to make our temperature control technology available for use in a broader range of semiconductor manufacturing equipment. To date we have sold systems for use in a number of Applied Materials' recently introduced tools. We intend to develop systems that are compatible with additional Applied Materials' tools and with other OEM manufacturers' tools. These new systems will be based on our new modular platform-based system design. Over the long term, we may also develop extensions of our technology for use in other related industries. We believe that our modular system approach allows us to quickly and cost-effectively develop new configurations and easily accommodate these configurations into our manufacturing processes. We may acquire or enter into strategic relationships with companies in similar or related businesses in order to expand our product offerings.


     BROADEN OEM CUSTOMER BASE. We intend to expand the number of our OEM customers. We believe that our successful penetration of the end user replacement market will result in end users increasingly specifying to OEMs that our systems be included with their equipment. Our first order from Applied Materials for use in manufacturing production at an end-user facility, for example, was initiated based on an end user's endorsement of our systems and negotiations by the end user with Applied Materials. We believe that we can configure our existing, modular, system to interoperate with the equipment manufactured by a number of OEMs by adapting and replacing a small number of components.


     PROVIDE GLOBAL CUSTOMER SERVICE AND SUPPORT. The market for our temperature control systems is global. We believe that to penetrate the global market for our systems aggressively, we must provide effective customer service and support throughout the world. We intend to expand our sales and support capabilities in conjunction with Helix's worldwide sales and support infrastructure.


SYSTEMS AND TECHNOLOGIES


     Our systems provide multiple, independently controlled, coolant channels that are used for controlling temperatures within semiconductor manufacturing equipment. Our systems regulate temperatures, within the range of -40(degrees)C to +120(degrees)C, with a precision of substantially better than +/-1(degrees)C. Our systems are comprised of a refrigeration system and heating elements, up to three coolant channels that provide independent temperature control and electronic controls in a rugged enclosure. Each system interfaces with the semiconductor manufacturing tool and its process chambers through insulated supply and return hoses and electrical controls.


     Our systems are currently being used to control temperatures in the following wafer processing tools:


      --   Applied Materials' Super e dielectric etch tool;



      --   Applied Materials' e Max high density plasma dielectric etch tool;



      --   Applied Materials' Endura Electra copper seed layer deposition tool;



      --   Applied Materials' Centura dielectric etch tool; and



      --   One of LAM Research's etch tools.

     Our systems are designed with several key patented features, including a multi-channel design, our unique pump mechanism and proportional thermal expansion valve control.


--------------------------------------------------------------------------------------------------------------------
           SYSTEM FEATURES                         KEY ATTRIBUTES                            BENEFITS
--------------------------------------------------------------------------------------------------------------------
  Multi-channel design                    --   patented                          --   ability to control multiple
                                          --   multiple coolant channels with         process chambers
                                               independent temperature           --   uses less facility space
                                               control using a single            --   provides greater operating
                                               refrigeration circuit                  efficiency
                                          --   multiple subchannels per          --   one system replaces up to six
                                               coolant channel                        competitor systems in a multi-
                                          --   configurable design                    chamber etch cluster tool
--------------------------------------------------------------------------------------------------------------------
  Pump mechanism                          --   patented                          --   increases reliability
                                          --   no metal-to-metal contact         --   increases cooling and heating
                                          --   thermal isolation between pump         power
                                               and motor                         --   increases temperature range
                                          --   eliminates moving seals           --   eliminates degradation of
                                               exposed to atmosphere                  system performance over time
                                          --   compatibility with all major      --   eliminates frequent fluid
                                               coolant types                          leakage during operation
--------------------------------------------------------------------------------------------------------------------
  Proportional thermal expansion valve    --   patented                          --   much faster cooling and
  control                                 --   continuous metering of cooling         heating
                                               capacity                          --   substantially increases
                                          --   operates without a large               reliability
                                               volume reservoir of coolant       --   broad temperature range from
                                          --   eliminates high-duty-cycle on          -40(degrees)C to
                                               and off valve operation                +120(degrees)C
                                                                                 --   temperature precision of
                                                                                      substantially better than
                                                                                      +/-1(degrees)C
                                                                                 --   improves system efficiency
--------------------------------------------------------------------------------------------------------------------


     All of our system configurations are tailored to requirements of the specific processes using modular components. Many of our key components are based on proprietary technology. Many of the components are common to each configuration, including the thermal expansion valves and their controls, pump mechanisms, receiver, compressor, evaporators, heaters, electrical system, system controls and interlocks, piping, and frame and enclosure. Tailoring a basic system to a particular end user or OEM generally requires selection and incorporation of the mechanical and electrical interfaces to the wafer manufacturing equipment and definition of components for the particular temperature control requirements.

     We are currently introducing advanced, modular platform-based systems which facilitate simple reconfiguration for multiple applications. These new platform-based systems will also improve manufacturing efficiency and provide parts commonality across a broad range of applications. In addition, these new platform-based systems provide fail safe features to prevent pump failure even if the unit is mistakenly operated with no coolant fluid. System and parts commonality should reduce our customers' training, parts inventory, repair facility, and support management costs. We are also designing and prototype testing system configurations for a number of additional OEM wafer processing tools which we believe will be of particular interest to end users for potential replacement of their existing temperature control systems.

SALES, MARKETING AND CUSTOMER SUPPORT

     To date, we have sold our temperature control systems through our direct sales personnel and third party representatives. Substantially all of our sales have been to Applied Materials. In sales of our systems through Applied Materials, we have been directly involved in a number of instances with the ultimate end user to determine system requirements.


     We entered into a strategic teaming agreement with Helix on September 19, 2000 under which Helix markets, sells and supports our systems worldwide. The agreement is effective for all regions outside North America and will become effective for North America in November 2000. Helix is a leading global supplier of vacuum components and subsystems for a broad range of electronic component manufacturers, principally for the production of semiconductors, data storage and flat panel displays. The Helix sales and services organization numbers 73 in the United States and 81 internationally, including 21 third party representatives.

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

     We believe that maintaining ongoing relationships with both OEMs and with the ultimate end users will be important to our success. We plan to hire sales and support product specialists who will be located at Helix's offices worldwide and will work in conjunction with Helix to promote our systems.


     Under our agreement with Helix, Helix's services and support personnel provide support services to all our OEM and end user customers. We provide support and training to Helix in our facilities in Anaheim. We intend to offer maintenance services, primarily through Helix, at the expiration of our warranty terms to our customers.


     We have agreed to pay Helix sales and product support commissions in connection with each sale of our products that results from sales efforts by Helix. The amount of the commission we are required to pay Helix depends on the nature of the product sold and the type of customer. Our agreement with Helix has a term of three years, but may be cancelled by either party upon 180 days notice.


     Our marketing team has used a variety of marketing initiatives and programs to support the sale and distribution of our systems. The audience for these activities included third party sales representatives, current and prospective OEM and end user customers, the trade press and analysts. Marketing activities include participation in technical and sales conferences, preparation of sales tools and distributing marketing collateral, including brochures, CDs, system bulletins, system presentations, operations manuals and engineering documents. Our sales and support product specialists will work with Helix to develop marketing materials and to continue our market efforts worldwide.


     Our systems generally carry a warranty of 12 to 36 months from the date of shipment or installation. In the past, Applied Materials has provided on site support for all of our systems installed in its equipment as part of its equipment sales, while our own engineers have provided support to Applied Materials under the terms of our warranty.

CUSTOMERS


     Substantially all of our sales to date have been to Applied Materials, the leading semiconductor equipment manufacturer. 100% and 99% of our net sales for fiscal 1999 and for the six months ended August 26, 2000 were direct sales to Applied Materials. We have recently begun to pursue the end user replacement and retrofit market and, to date, have shipped two systems to end user customers. We intend to aggressively target the end user replacement and retrofit market by demonstrating the benefits of our systems to end users. We believe that our strategic alliance with Helix will substantially accelerate this process. We believe that, as end users specify with OEMs that their new equipment contain our temperature control systems, the adoption of our systems by OEMs will be stimulated.

     Through our sales to Applied Materials, our temperature control systems have been installed in equipment in over 40 semiconductor manufacturing facilities located in the United States, Japan, Taiwan, Korea, Singapore and various countries in Europe, owned by the following semiconductor manufacturers:


                                 UNITED STATES

      --   Advanced Micro Devices, Inc.

      --   Atmel Corporation

      --   Conexant Systems, Inc.

      --   Cypress Semiconductor Corporation

      --   Dominion Semiconductor LLC

      --   Hewlett-Packard Company

      -- Hyundai Electronics Industries Co., Limited, formerly Hyundai Semiconductor Group

      --   Integrated Device Technology, Inc.

      --   International Business Machines Corporation

      --   LSI Logic Corporation

      --   Lucent Technologies Inc.

      --   Micron Technology, Inc.

      --   Motorola, Inc.

      --   National Semiconductor Corporation

      --   NEC Corporation

      --   Philips Semiconductors, an affiliate of Royal Philips Electronics

      --   Texas Instruments Incorporated

      --   TriQuint Semiconductor, Inc.

      --   VLSI Technology

      --   WaferTech L.L.C.

      --   White Oak Semiconductor, a wholly-owned company of Infineon
           Technologies

                                       TAIWAN

      --   Macronix International Co., Ltd.

      --   Nanya Technology Corp.

      --   Silicon Integrated Systems

      --   Taiwan Semiconductor Manufacturing Company

      --   United Microelectronics Corporation

      -- Worldwide Semiconductor Manufacturing Company, recently acquired by Taiwan Semiconductor Manufacturing Company

                                 SINGAPORE/MALAYSIA

      --   1st Silicon (Malaysia) Sdn. Bhd.

      --   Chartered Semiconductor Manufacturing

      --   Sanyo Semiconductor Manufacturing Philippines Corporation

      --   TECH Singapore

                                        JAPAN

      --   Fujitsu Microelectronics, Inc.

      --   NEC Corporation

      --   Nippon Foundry Inc.

      --   Rohm Hamamatsu Co., Ltd.

      --   SANYO Semiconductor, a division of SANYO Co., Ltd.

      --   Sharp Electronics Corporation

      --   Toshiba Corporation

      --   Texas Instruments Incorporated

                                        KOREA

      -- Hyundai Electronics Industries Co., Limited, formerly Hyundai Semiconductor Group

      --   Samsung Semiconductor, a subsidiary of Samsung Electronics Co., Ltd.

                                       EUROPE

      --   Advanced Micro Devices, Inc.

      --   Atmel Corporation

      --   Infineon Technologies AG

      --   STMicroelectronics, formerly SGS-Thomson Microelectronics

RESEARCH AND DEVELOPMENT

     Technology in the semiconductor equipment industry changes rapidly, requiring us to continue to develop and introduce new system configurations. To remain competitive, we believe we must develop new and enhanced system configurations and introduce these systems on time and at competitive costs.

     We invest significantly in research and development and seek to maintain close technical and commercial relationships with OEMs and end users to remain responsive to their system needs and changing requirements. We conduct our research and development at our facilities in Anaheim, California where we benefit from our access to B/E Aerospace's engineering, machining and manufacturing resources located in the same facility. These resources contribute to our rapid design and manufacture of specialized components and development of prototype systems and improvements.

     Our research and development efforts have led to a number of patented efficiency and performance breakthroughs, including the development of our multi-channel system design, our thermally isolated regenerative turbine pumping mechanism and our proportional thermal expansion valve control.


     We are developing systems, based on our modular, platform-based system architecture, which are configured to interface with a broader range of models and types of semiconductor manufacturing equipment sold by Applied Materials and other OEMs. In addition, we plan to develop systems to meet recent technological developments in the semiconductor industry. Over the long term, we may also develop extensions of our technology for use in temperature control systems in other related industries, such as the manufacture and use of telecommunications equipment, data processing and storage equipment, image displays and automated testing equipment. We believe that our modular system approach allows us to quickly and cost-effectively develop new configurations and easily accommodate these configurations into our manufacturing processes.



     Our research and development expenditures were $1.3 million, $1.8 million and $1.6 million, respectively, for fiscal 1997, 1998 and 1999. We have budgeted research and development expenditures of approximately $1.7 million for this fiscal year. The budgeted increase in this fiscal year primarily reflects development of systems to interface with and support a broader range of wafer manufacturing equipment sold by Applied Materials and other OEMs, primarily to address the retrofit and replacement market. We expect that research and development expenditures will remain a substantial percentage of net sales in future years.


MANUFACTURING


     We currently manufacture all of our systems at our facilities in Anaheim, California. Our manufacturing facility is established as an assembly plant, with flexible, continuous flow work cells. Currently, all our systems are manufactured on the same line with segregated inventories and work cells for each system configuration. The production time per system is under two weeks. Our manufacturing facilities employ lean manufacturing methods to speed and simplify assembly time and improve employee productivity. We have tripled manufacturing capacity in the past several months and intend to double capacity again over the next 12 months.


     The majority of our system components are stock items that are purchased from numerous suppliers. A number of our key components are manufactured based on our design specifications and instructions. We depend on the Anafaze division of Watlow Electric Manufacturing and on ITT Standard for two of our key components. We may use one source of supply for other components at any given time. However, there are multiple sources available for these other components and, although it may involve some cost to us, we believe we can obtain the quantities for such components necessary in the foreseeable future.

     We inspect and/or test our components and systems throughout the manufacturing process. Our engineers and final testing department personnel develop all test procedures and design and build all test equipment and test stations required for the testing of our systems. We fully test all of our systems for performance to specifications and run each system for 15 to 24 hours to insure that any early component failures are detected prior to shipment.

BACKLOG


     Our backlog was $11.4 million at August 26, 2000, versus $1.2 million at February 28, 1999, and $942,000 at February 28, 1998. All of our current backlog at August 26, 2000 was scheduled for delivery before December 2000. Our policy is to include in backlog only those orders for which we have accepted purchase orders. Our orders are subject to cancellation or rescheduling by customers with limited or no penalties. Therefore, our backlog at any particular date is not necessarily indicative of our actual sales for any succeeding period.


INTELLECTUAL PROPERTY

     We depend on our ability to protect our proprietary technology, trade secrets and know how. We rely on a combination of patents, copyright, trademark and trade secret protections, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property.

     B/E Aerospace will sell to us copyrights, trademarks and know how relating to temperature control systems for the manufacture or use of the applications listed below, and patents and pending patent applications, including the following:


      -- patents in the United States covering our multi-channel design, refrigeration system design, pump mechanism and proportional thermal expansion valve control;



      -- a patent application pending under the Patent Cooperative Treaty in the European Patent Office covering our pump mechanism; and


      -- patent applications pending in the United States covering various temperature control and capacity regulation processes.


     These patents will expire at various dates ranging from November 2011 through September 2017. We are in the process of filing other patent applications relating to our temperature control technology and plan to create additional proprietary technologies in the future for which we will seek intellectual property protection, in the form of patents or otherwise. Pending patent applications may not result in the issuance of the patents. In addition, our patents might be invalidated or circumvented, or fail to provide us with any meaningful protection. In addition, the laws of many foreign jurisdictions do not protect intellectual property to the same extent as the laws of the United States. We cannot be certain that others will not independently develop substantially equivalent technology or otherwise gain access to our trade secrets or intellectual property, or disclose our intellectual property or trade secrets.



     We intend to enter into a cross-license agreement with B/E Aerospace under which it will grant us a perpetual, royalty-free, exclusive license to most future B/E Aerospace owned and licensed intellectual property, including patented technology, copyrights, trade secrets and other know how, related to temperature control systems for the manufacture or use of:


      --   semiconductors or semiconductor manufacturing equipment;

      --   telecommunications equipment;

      --   data processing and storage equipment;

      --   image displays; and

      --   automated testing equipment.


     We will grant B/E Aerospace a perpetual, royalty-free, exclusive license to similar future owned and licensed intellectual property of ours outside the areas covered above. The cross-license agreement will terminate on the later of August 1, 2017 and such time as all the patents issued before that date have expired. See "Relationships and Transactions with Related Parties" beginning on page 48 for a further description of these arrangements.


     We have agreements with third parties, mostly as licensor, that provide for the licensing of patented or proprietary technology, none of which are material to us. These agreements include royalty-bearing licenses and technology cross-licenses.

     We will have a license from B/E Aerospace to use the B/E Aerospace trademark, trade name and logo for two years in connection with our sale of semiconductor manufacturing equipment. See

"Relationships and Transactions with Related Parties" beginning on page 48 for a further description of this agreement.



     We, our licensors, licensees, customers or suppliers may be subject to claims of patent infringement or claims to invalidate our patents from time to time. Any such claim could be successful and require us to pay substantial damages or eliminate features from our systems or both.


COMPETITION

     Our industry is highly competitive and characterized by a few large competitors, for which the manufacture of temperature control systems is one part of their business, and many small competitors. In addition, some large OEMs manufacture their own temperature control systems for incorporation into the semiconductor manufacturing equipment they supply. We believe that these OEMs would prefer to outsource cost effective and reliable temperature control systems from a specialized supplier. Therefore we do not expect semiconductor equipment manufacturers to compete directly with us in the foreseeable future. However, because of the rapid growth and change in the semiconductor industry, OEMs or other possible competitors may compete in our industry in the future.


     Our principal direct competitors are Neslab Instruments, Inc., FTS Systems, Inc. and Edwards, a division of British Oxygen Corporation. In addition, we compete with Rasco Corporation, TAITEC Instruments USA, Inc., COSAM Inc and SMC Corporation in international markets. Additional companies, in related businesses or otherwise, may compete in our industry in the future.


     The principal competitive factors in our industry are:

      --   system reliability,


      --   temperature change speed,


      --   facility space usage,

      --   temperature control capacity, range and precision,

      --   cost of ownership and efficiency of operation,

      --   performance consistency at high and low temperatures,

      --   sales, distribution and support capabilities and

      --   financial stability and management systems quality and controls.

We believe that we compete favorably on substantially all of the above factors. We also intend to broaden our range of system configurations and, as a result, anticipate facing increased competition in the future.

     Most of our current direct competitors have longer operating histories and a number have significantly greater financial, technical, support, marketing and other resources than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, many of our competitors have greater name recognition in our industry, a more extensive customer base and broader product offerings than we do, as well as relationships with many of our current and potential customers. These competitors can leverage their customer relationships and broader product offerings and may cut prices to defend or gain market share. In addition, competitors with large market capitalization or cash reserves may be better positioned than we are to acquire companies, including other competitors, and thereby acquire a larger market share. Any such acquisition could harm our competitive position.

EMPLOYEES


     As of August 26, 2000, we had 50 full-time employees and 19 temporary employees. None of our employees is represented by a labor union. We consider our employee relations to be good.


FACILITIES

     Our principal executive offices and manufacturing facilities are located in Anaheim, California, where we sublease approximately 20,000 square feet under a lease with B/E Aerospace that expires in July 2005.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     Our executive officers and directors, their ages and the positions held by them, as of August 26, 2000 are as follows:


NAME                                    AGE                        POSITION(S)
----                                    ----                       -----------
Amin J. Khoury......................     61     Chief Executive Officer and Chairman of the Board
R. Bruce Thayer.....................     50     President, Chief Operating Officer and Director
Cameron H. Adamson..................     39     Vice President, Chief Financial Officer and
                                                Treasurer
Gregory J. Mills....................     45     Director of Sales and Marketing
Lloyd D. Golobay....................     53     Operations Manager
Kenneth W. Cowans...................     67     Research and Development Manager
Roger D. Emerick....................     60     Director
Robert J. Lepofsky..................     55     Director
Amin C. Khoury......................     34     Director
Robert J. Therrien..................     65     Director


     AMIN J. KHOURY has served as our chief executive officer since July 2000. Through his position as chairman of B/E Aerospace, however, he has had direct supervision over our operations since December 1997. Mr. Khoury also serves as chairman of our board of directors and was a founder of ATS. Mr. Khoury currently serves as chairman of the board of directors of B/E Aerospace, Inc., the world's leading supplier of aircraft cabin interior products, a position he has held since July 1987 when he founded B/E Aerospace. Mr. Khoury served as chief executive officer of B/E Aerospace from July 1987 to April 1996. Mr. Khoury currently serves as chairman of the board of directors of Applied Extrusion Technologies, Inc., a manufacturer of oriented polypropylene films used in consumer products labeling and packaging applications, and is also a director of Brooks Automation, Inc., a supplier of tool and factory hardware and software automation solutions for the global semiconductor, data storage and flat panel display manufacturing industries, and Synthes-Stratec, the world's leading orthopedic trauma company. Mr. Khoury received his Masters in Business Administration with distinction from Northeastern University.


     R. BRUCE THAYER has served as our president and chief operating officer since August 1997 and also serves as a member of our board of directors. From 1981 to July 1997, Mr. Thayer served in various management capacities, including director of marketing of the semiconductor equipment business, with Varian Associates, a developer and manufacturer of scientific instruments and equipment, semiconductor processing equipment and medical equipment. Mr. Thayer also served from 1974 to 1981 as the manufacturing manager for the analytical instruments business of Ionic, Inc., a developer and manufacturer of water treatment products, analytical instruments and chemical process control equipment. Mr. Thayer received his Bachelors of Science in Chemical Engineering from Rensselaer Polytechnic Institute.

     CAMERON H. ADAMSON joined us in August 2000 as our vice president, chief financial officer and treasurer. From September 1999 to August 2000, Mr. Adamson served as the chief financial officer of APX Holdings, LLC, a holding company for various logistics enterprises. From December 1995 to September 1999, Mr. Adamson served as the vice president and chief financial officer of In-Flight Entertainment, LLC, a former wholly owned subsidiary of B/E Aerospace that develops and manufactures in-flight entertainment systems. From 1983 to 1995, Mr. Adamson served in various capacities, including senior audit manager, with Deloitte and Touche LLP. Mr. Adamson received his Bachelors of Science in Accounting and his Masters in Business Administration from the University of Southern California.

     GREGORY J. MILLS has served as our director of sales and marketing since June 2000. From September 1999 to May 2000, Mr. Mills was a private sales and marketing consultant to various semiconductor equipment manufacturers. From August 1998 to August 1999, Mr. Mills served as vice president of sales and service at Cybeq Nanotechnologies, a manufacturer of selected tools for semiconductor manufacturers. From September 1994 to July 1998, Mr. Mills served as director of product management (Track Division) and later as vice president of marketing (Thermal Division) at the Silicon Valley Group, a provider of semiconductor process equipment products and services. From 1989 to 1994, Mr. Mills served as marketing manager at Varian-TEL Products, a joint venture by Varian Associates and Tokyo Electron, semiconductor equipment manufacturers. Mr. Mills received his Bachelors of Arts in Chemistry from Illinois College and his Masters of Science in Engineering Management from Santa Clara University.


     LLOYD D. GOLOBAY has served as our operations manager since December 1997. From January 1997 to December 1997, Mr. Golobay served as director of engineering at Techon Systems, Inc., a developer of systems for metering and dispensing industrial fluids. From April 1996 to October 1996, Mr. Golobay served as engineering manager with AdelWiggins, a leading global developer and manufacturer of fluid connectors and vibration absorbing clamps for the aerospace industry. From December 1991 to February 1996, Mr. Golobay served as research and development design manager with Shurflo, a developer and manufacturer of high performance pumps and fluid handling equipment for the recreational vehicle market. Mr. Golobay received his Bachelors of Science in Mathematics and Engineering from Portland State University.

     KENNETH W. COWANS has served as our research and development manager since September 1995. From November 1992 to September 1995, Mr. Cowans served as engineering manager with the refrigeration products business of B/E Aerospace. From 1973 to 1992, Mr. Cowans served as chief executive officer and chief engineer with Kinergetics, Inc., a developer and manufacturer of precision temperature control life support systems for the commercial diving industry. Mr. Cowans received his Bachelors of Science in Mechanical Engineering with a minor in Nuclear Reactor Physics from North Carolina State College.

     ROGER D. EMERICK has served as a member of our board of directors since July 2000. Mr. Emerick currently serves as chairman of the board of LAM Research, a semiconductor equipment supplier. Mr. Emerick served as president of LAM Research from 1982 to 1989 and as its chief executive officer from 1982 to August 1997. Mr. Emerick is also a director of: Electroglas, Inc., a manufacturer of automatic wafer probing equipment; Brooks Automation, Inc.; IPEC, a semiconductor processing equipment manufacturer; and Semiconductor Equipment and Materials International, a global trade association that represents the semiconductor and flat panel display equipment and materials industries.

     ROBERT J. LEPOFSKY has served as a member of our board of directors since July 2000. Mr. Lepofsky currently serves as president and chief executive officer of Helix Technology Corporation, a provider of critical enabling vacuum system technology to a broad range of electronic component manufacturers, principally for the semiconductor, data storage and flat panel display manufacturing industries. Mr. Lepofsky also serves as a director of Helix Technology Corporation and has served that company in various management positions since 1980.

     AMIN C. KHOURY has served as a member of our board of directors since July 2000. Mr. Khoury currently serves as president of Nitro Leisure Products, LLC, a developer and manufacturer of golf products. From July 1995 to November 1996 Mr. Khoury served as president of Propertysoft, a supplier of multimedia and creative digital video services. From January 1991 to June 1995 he served as president of Boston Film and Interactive Group, also a supplier of multimedia and creative digital video services. Mr. Khoury is the son of Amin J. Khoury, our chairman and chief executive officer.

     ROBERT J. THERRIEN has served as a member of our board of directors since July 2000. Mr. Therrien has served as the president, chief executive officer and a director of Brooks Automation since its incorporation in 1989 when he initiated the acquisition of the Brooks Automation Division of Aeronca Electronics, Inc. From 1983 to 1989, Mr. Therrien served as a consultant to Brooks Automation and other firms in the semiconductor industry. From 1972 until its sale to Schlumberger Industries in 1983, Mr. Therrien cofounded and served as chairman and president of Accutest Corporation, a semiconductor automatic test equipment company. Mr. Therrien is currently a director of MKS Instruments, Inc., an supplier of measurement and control components for laboratory and industrial applications throughout the microelectronics industry.

CLASSIFIED BOARD OF DIRECTORS


     Our certificate of incorporation provides for a classified board of directors consisting of from three to nine directors divided into three classes, each serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. To implement the classified structure, we recently elected one-third of our directors to one-year terms, one-third to two-year terms and one-third to three-year terms. Hereafter, our directors will be elected for three-year terms. Our board of directors currently consists of six directors. R. Bruce Thayer and Robert J. Lepofsky have been designated Class I directors whose terms expire at the 2001 annual meeting of stockholders. Amin C. Khoury and Roger D. Emerick have been designated Class II directors whose terms expire at the 2002 annual meeting of the stockholders. Amin J. Khoury and Robert J. Therrien have been designated Class III directors whose terms expire at the 2003 annual meeting of stockholders.


BOARD COMMITTEES

     The board of directors has a stock option and compensation committee and an audit committee.


     STOCK OPTION AND COMPENSATION COMMITTEE. The stock option and compensation committee of the board of directors reviews and makes recommendations to the board regarding all forms of compensation provided to our executive officers and directors, including stock compensation. In addition, the compensation committee reviews and makes recommendations on bonus and stock compensation arrangements for all of our employees. As part of the foregoing, the compensation committee also administers our employee stock purchase plan and stock option plan. The current members of the compensation committee are Messrs. Emerick and Lepofsky, with Mr. Emerick serving as the chair of the committee.


     AUDIT COMMITTEE. The audit committee of the board of directors reviews and monitors our corporate financial reporting and our internal and external audits, including, among other things, our internal audit and control functions, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal matters that have a significant impact on our financial reports. The audit committee also consults with our management and our independent auditors prior to the presentation of financial statements to shareholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee recommends the appointment of, and reviews fee arrangements with, our independent auditors. The current members of the audit committee are Messrs. Therrien, Lepofsky and Emerick, with Mr. Therrien serving as the chair of the committee.


     The board of directors may establish other committees to facilitate the management of ATS.


DIRECTOR COMPENSATION


     Directors who are also employees of ATS receive no additional compensation for serving on our board of directors. Directors who are not employees of ATS receive compensation of $5,000 per calendar quarter, plus $5,000 per calendar year for each committee on which they serve. Pursuant to our non-employee directors' stock and deferred compensation plan, all non-employee directors may elect to (i) receive all or a portion of their retainer in shares of our Class A common stock or (ii) defer all or a portion of their retainer in cash or in stock units. An aggregate of 50,000 shares of our Class A common stock are available for issuance under this plan. In addition, our non-employee directors are entitled to participate in our directors' stock option plan, which became effective on July 14, 2000.

     Under the directors' stock option plan, each non-employee director is awarded options to purchase 5,000 shares of our Class A common stock each January 2 commencing on January 2, 2001. In addition, each non-employee director is awarded options to purchase 25,000 shares of our Class A common stock as of the date of his or her first election as a director. An aggregate of 300,000 shares of our Class A common stock has been reserved for issuance pursuant to the directors' stock option plan.

     The exercise price of all options granted under the directors' stock option plan may not be less than 100% of the fair market value of our Class A common stock on the date of grant. Options expire 10 years after the date of grant and become exercisable with respect to 25% of the shares on each of the first through fourth anniversaries of the date of grant. Upon a director's termination of service for any reason other than death, all options held by the director that have not vested will be terminated and the vested options will remain exercisable for three months. Upon a change in control, all options held by our directors will vest and become exercisable.


     On July 17, 2000, each of the following directors was awarded an option to purchase 25,000 shares of our Class A common stock at a price of $6.75: Roger D. Emerick, Robert J. Lepofsky, Robert J. Therrien and Amin C. Khoury.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee of our board of directors currently consists of Messrs. Emerick and Lepofsky. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company, and no such interlocking relationship has existed in the past.

EXECUTIVE COMPENSATION


     The following table sets forth information with respect to compensation for the 1999 fiscal year paid by us for services rendered by our chief executive officer and our three other highest-paid executive officers whose total salary and bonus exceeded $100,000 during the 1999 fiscal year. During 1999 fiscal year, no other executive officer earned a combined base salary and bonus in excess of $100,000. We collectively refer to these individuals as the named executive officers.


                           SUMMARY COMPENSATION TABLE


                                                                                 LONG-TERM
                                                  ANNUAL COMPENSATION       COMPENSATION AWARDS
                                                  -------------------    --------------------------
                                                                         SECURITIES
                                                   SALARY      BONUS     UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITIONS             YEAR       ($)         ($)      OPTIONS(L)    COMPENSATION
----------------------------             ----     --------    -------    ----------    ------------
Amin J. Khoury(2)
  Chairman and Chief Executive
  Officer..............................  1999          --         --           --         $   --
R. Bruce Thayer
  President and Chief Operating
  Officer..............................  1999     178,135     40,000       22,500          8,725(3)
Kenneth W. Cowans
  Research and Development Manager.....  1999     118,414     17,000        5,000          5,416(3)
Lloyd D. Golobay
  Operations Manager...................  1999      78,683      2,500        3,000          3,247(4)


---------------
(1) This reflects options to acquire B/E Aerospace common stock. Under the terms of the B/E Aerospace stock option plans, unvested options held by our employees will be forfeited at any time that B/E Aerospace owns less than 50% of our voting power and vested options will generally remain exercisable for three months.


(2) Mr. Amin J. Khoury became our chairman and chief executive officer on July 13, 2000. Prior to this time, Mr. Khoury was not an officer of ATS. Through his position as chairman of B/E Aerospace, however, he has had direct supervision over our operations since December 1997. During the 1999 fiscal year, Mr. Khoury was employed by B/E Aerospace and was paid $667,316 in cash compensation by B/E Aerospace for his services as chairman of the board of B/E Aerospace. In addition, he was granted options on 240,000 shares of B/E Aerospace common stock, and total contributions of $48,539 were made to the B/E Aerospace 401(K) plan and B/E Aerospace supplemental executive retirement plan for such services. Mr. Khoury will continue to serve in such capacity.



(3) Represents contributions to the B/E Aerospace 401(K) plan and the B/E Aerospace supplemental executive retirement plan.



(4)  Represents contributions to B/E Aerospace's 401(K) plan.


     Cameron H. Adamson joined us as our vice president, chief financial officer and treasurer on August 14, 2000 and is not included in the tables relating to summary compensation and option grants. Mr. Adamson receives an annual compensation of $170,000 pursuant to an employment agreement described in detail below.

     Gregory J. Mills joined us as our director of sales and marketing on June 5, 2000 and is not included in the tables relating to summary compensation and option grants. Mr. Mills receives an annual compensation of $104,000 pursuant to an employment agreement described in detail below.


     The following table sets forth information regarding stock options covering B/E Aerospace common stock granted to the named executive officers during the 1999 fiscal year for services rendered to us. The dollar amounts under these columns are the result of calculations at the 5% and 10% rates required by the Securities and Exchange Commission for the option term and therefore are not intended to and may not accurately forecast possible future appreciation, if any, of B/E Aerospace's common stock price.



                B/E AEROSPACE STOCK OPTION GRANTS IN FISCAL 1999



                                                     INDIVIDUAL GRANTS
                                               -----------------------------                 POTENTIAL REALIZABLE
                                                % OF TOTAL                                     VALUE AT ASSUMED
                                 NUMBER OF       OPTIONS                                    ANNUAL RATES OF STOCK
                                SECURITIES       GRANTED                                      PRICE APPRECIATION
                                UNDERLYING     TO EMPLOYEES                                   FOR OPTION TERM(3)
                                  OPTIONS       IN FISCAL     EXERCISE PRICE   EXPIRATION   ----------------------
NAME                           GRANTED(1)(#)     YEAR (2)     ($ PER SHARE)       DATE        5%($)       10%($)
----                           -------------   ------------   --------------   ----------   ---------   ----------
R. Bruce Thayer..............      7,500           0.33          $ 17.75        8/10/09      $83,736     $212,201
                                  15,000           0.65           8.4375        1/19/10       79,608      201,741
Kenneth W. Cowans............      3,000           0.13            17.75        8/10/09       33,494       84,881
                                   2,000           0.09           8.4375        1/19/10       10,614       26,899
Lloyd D. Golobay.............      3,000           0.13           12.125        9/27/09       22,880       57,982
Amin J. Khoury(4)............         --             --               --                          --           --


---------------
(1) This reflects options to acquire shares of B/E Aerospace common stock. All of the above stock option awards are vested over a three-year period (25% on the date of grant and 25% on the three succeeding grant annual anniversary dates). The exercise prices were based on the fair market value (as determined in accordance with the B/E Aerospace stock option plans) of the shares of B/E Aerospace common stock at the time the options were granted. Options terminate ten years after the date of grant or three months following termination of the optionee's employment, whichever occurs earlier. Unvested options held by our employees will be forfeited at any time that B/E Aerospace owns less than 50% of our voting power and vested options will generally remain exercisable for three months.


(2) During fiscal 1999, B/E Aerospace granted to its employees options covering 2,290,200 shares of B/E Aerospace common stock.

(3) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and therefore are not intended to forecast possible future appreciation, if any, of the stock price of B/E Aerospace. If B/E Aerospace's stock price were in fact to appreciate at the assumed 5% or 10% annual rate for the ten year term of these options, a $1,000 investment in B/E Aerospace common stock would be worth $1,629 and $2,594 respectively, at the end of the term.

(4) In consideration for his services as chairman of B/E Aerospace, Amin J. Khoury was granted options to acquire 240,000 shares of B/E Aerospace common stock, of which 140,000 were granted at an exercise price of $17.75 per share with an expiration date of May 27, 2009 and 100,000 were granted at an exercise price of $8.4375 per share with an expiration date of January 19, 2010. These options were granted to Mr. Khoury in accordance with the terms set forth in footnote (1) above.


     The following table sets forth information with respect to the named executive officers concerning option exercises in the 1999 fiscal year and unexercised stock options to purchase B/E Aerospace common stock held as of February 26, 2000. The "value realized" figures are based on the fair market value of B/E Aerospace stock at the exercise date, minus the per share exercise price, multiplied by the number of shares exercised. The "value of unexercised in-the-money options at February 26, 2000" figures in the right-hand column are based on the market value of B/E Aerospace stock at February 26, 2000 of $9.00 per share, minus the per share exercise price, multiplied by the number of shares issuable upon exercise of the option.


       AGGREGATED B/E AEROSPACE OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                          NUMBER OF SECURITIES
                                                         UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                 OPTIONS                IN-THE-MONEY OPTIONS
                             SHARES                       AT FEBRUARY 26, 2000         AT FEBRUARY 26, 2000($)
                           ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                       EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                       -----------   -----------   -----------   -------------   -----------   -------------
R. Bruce Thayer..........      --            $--         25,625         26,875         $2,109         $6,328
Kenneth W. Cowans........      --            --           7,500          5,000          3,719            844
Lloyd D. Golobay.........      --            --             750          2,250              0              0
Amin J. Khoury(1)........      --            --              --             --             --             --

---------------
(1) At February 26, 2000, Amin J. Khoury held options to acquire 600,000 shares of B/E Aerospace common stock, of which 350,000 were exercisable and 250,000 were unexercisable and all of which were granted in consideration of his services to B/E Aerospace. The value of his unexercised in-the-money exercisable and unexercisable options were $14,063 and $42,188, respectively.

TREATMENT OF OUTSTANDING STOCK OPTIONS

     Pursuant to the terms of the B/E Aerospace 1989 and 1996 stock option plans, following the consummation of this offering, our executive officers and other employees will be entitled to retain their options to purchase B/E Aerospace common stock. However, if at any point in the future, B/E Aerospace ceases to own at least 50% percent of our voting power, then the options to purchase B/E Aerospace common stock under the 1989 and 1996 stock option plans that have not vested will be forfeited and the vested options will remain exercisable for three months.

EMPLOYMENT AGREEMENTS


     AMIN J. KHOURY. In July 2000, we entered into an employment agreement with Mr. Khoury pursuant to which he agreed to serve as our chairman and chief executive officer. The agreement has a five-year term ending on July 12, 2005 which is subject to automatic renewal for additional one-year terms unless either party notifies the other that it intends to terminate the agreement. Under the agreement,

Mr. Khoury receives a base salary of $100,000 per year and a performance bonus determined by our board of directors. In addition, Mr. Khoury will be entitled to participate in all retirement, health, equity and fringe benefit plans available to our executive officers as in place from time to time.

     If we do not elect to renew Mr. Khoury's employment at the end of the term, we will have the option to retain him as a consultant for up to one year. During the consulting period, Mr. Khoury will receive a consulting fee equal to his base salary and will be entitled to participate in all health, welfare and retirement benefits to the extent permitted by law and under our plans. If we do not elect to retain Mr. Khoury as a consultant, he will be entitled to continuation of his salary and medical benefit for one-year following his termination.

     If Mr. Khoury dies during the term of the agreement, his estate will receive a lump-sum payment equal to his base salary through the expiration of his employment agreement. Similarly, upon the termination of Mr. Khoury's employment due to his incapacity, he will be entitled to continuation of his base salary and any health, welfare and retirement benefits through the expiration of the agreement.

     If, as a result of a change in control, Mr. Khoury's employment is terminated for any reason, or Mr. Khoury resigns because of an adverse change in his position, powers, duties, compensation or benefits, Mr. Khoury will be entitled to a lump-sum severance amount equal to his base salary and salary and benefit continuation (including bonuses and options) through the expiration date of his employment agreement.

     During his employment with us, Mr. Khoury is subject to a confidentiality and assignment of inventions provision that lasts indefinitely and a noncompetition and nonsolicitation of employees provision that lasts for one year following his termination of employment.

     R. BRUCE THAYER. In July 2000, we entered into an employment agreement with Mr. Thayer pursuant to which he serves as our president and chief operating officer with a base salary of $185,000 per year. The terms of Mr. Thayer's agreement are substantially similar to Mr. Khoury's agreement, except that Mr. Thayer receives a monthly automobile allowance of $800 in addition to his other benefits.

     KENNETH W. COWANS. In July 2000, we entered into an employment agreement with Mr. Cowans pursuant to which he serves as our research and development manager. The agreement has a three-year term which is subject to automatic renewal for additional one-year terms unless either party notifies the other that it intends to terminate the agreement. Under the agreement, Mr. Cowans receives a base salary of $123,000 per year and a performance bonus of up to 40% of his base salary, as determined by our president. In addition, Mr. Cowans will be entitled to participate in all retirement, health, equity and fringe benefit plans available to our employees as in effect from time to time.

     Upon a termination for cause, we will have no further obligations to Mr. Cowans under his agreement. If we do not elect to renew Mr. Cowans' employment at the end of the term, we will have the option to retain him as a consultant for up to two years. During the consulting period, Mr. Cowans will receive a consulting fee equal to his base salary and will be entitled to participate in all health, welfare and retirement benefits to the extent permitted by law and under the plans. If we do not elect to retain Mr. Cowans as a consultant, he will be entitled to continuation of his salary and medical benefits for one year following his termination.

     If Mr. Cowans dies during the term of the agreement, his estate will receive a lump-sum payment equal to his base salary through the expiration of his employment agreement. Similarly, upon the termination of Mr. Cowans' employment due to his incapacity, he will be entitled to continuation of his base salary and any health, welfare and retirement benefits through the expiration of the agreement.

     If, as a result of a change in control, Mr. Cowans' employment is terminated for any reason, or he resigns because of an adverse change in his position, powers, duties, compensation or benefits, Mr. Cowans will be entitled to a lump-sum severance amount equal to his base salary and continuation of his salary, bonus and benefits through the expiration date of his employment agreement.

     During his employment with us, Mr. Cowans is subject to a confidentiality and assignment of inventions provision that lasts indefinitely and a noncompetition and nonsolicitation of employees provision that lasts for one year following Mr. Cowans' termination of employment.

     GREGORY J. MILLS, LLOYD D. GOLOBAY. In July 2000, we entered into employment agreements with each of Messrs. Mills and Golobay with terms that are substantially similar to those of Mr. Cowans. Mr. Mills serves as our director of sales and marketing with a base salary of $104,000 per year and Mr. Golobay is our operations manager with a base salary of $81,000 per year.

     CAMERON H. ADAMSON. In August 2000, we entered into an employment agreement with Mr. Adamson pursuant to which he serves as our vice president, chief financial officer and treasurer at a base salary of $170,000. During the first year of his employment, Mr. Adamson is entitled to a guaranteed performance bonus of at least 50% of his base salary. Thereafter, he is entitled to an annual performance bonus as determined by our president. Mr. Adamson is also entitled to a monthly automobile allowance of $800. Mr. Adamson's employment agreement contains a consulting agreement similar to Mr. Cowans' agreement, however Mr. Adamson's consulting term is for one year rather than two. In all other respects, the agreement contains terms substantially similar to those in our contracts with Messrs. Cowans, Mills and Golobay.


     401(K) PLAN. B/E Aerospace sponsors a tax-qualified employee savings and retirement plan which covers our employees for so long as B/E Aerospace retains at least a 50% ownership interest in us. Participants may make pre-tax contributions to the 401(K) plan of up to 15% of their eligible compensation (or 12%, in the case of highly compensated employees), subject to a statutorily prescribed annual limit, which is $10,500 in calendar year 2000. Each participant is fully vested in his or her contributions and the investment earnings thereon at all times. The 401(K) plan permits, but does not require, matching contributions on behalf of participants. The 401(K) plan is intended to qualify under Sections 401(a) and 401(K) of the Internal Revenue Code. Contributions by the participants, B/E Aerospace or us to the 401(K) plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Contributions by B/E Aerospace and us, if any, will be deductible when made by either party. 401(K) plan assets are held in trust. The trustee of the 401(K) plan invests the assets of the 401(K) plan in the various investment options as directed by the participants.


INCENTIVE PLANS


STOCK OPTION PLAN



     Our board of directors adopted, and B/E Aerospace, our sole shareholder, approved our stock option plan in July 2000. An aggregate of 1,700,000 shares of our Class A common stock has been reserved for issuance under our stock option plan, subject to adjustment upon changes in our capital stock.



     Our stock option plan is administered by our compensation committee and provides for the grant of incentive stock options and nonqualified stock options to our employees, consultants or advisers and those of our majority-owned subsidiaries. Directors who are also employees, consultants or advisers are also eligible to participate in our stock option plan.



     The exercise price of all options granted under our stock option plan may not be less than 100% (110% in the case of incentive stock options granted to individuals who own more than 10% of our Class A common stock) of the fair market value of our Class A common stock on the date of grant. Options generally vest as to 25% of the underlying shares on the date of grant and on each of the first, second and third anniversaries of the date of grant. Options expire 10 years after the date of grant (5 years in the case of incentive stock options granted to individuals who own more than 10% of our Class A common stock). Upon an optionee's termination of employment for any reason other than death or disability or for cause, vested options will remain exercisable for three months and unvested options will be forfeited. In addition, upon a change in control, all options will accelerate and become exercisable unless the surviving corporation agrees to assume or replace the options. Our board of directors may amend our stock option plan in any manner that does not require shareholder approval or that adversely affects the rights of an optionee.

     U.S. FEDERAL INCOME TAX EFFECTS. Certain of the federal income tax consequences to optionees and us of options granted under our stock option plan should generally be as set forth in the following summary.


     An optionee holding an incentive stock option which qualifies under Section 422 of the Internal Revenue Code will not recognize income at the time of grant or exercise of the option. No federal income tax deduction will be allowable to us upon the grant or exercise of the incentive stock option. However, upon the exercise of an incentive stock option, any excess of the fair market price of the common stock over the option price constitutes a tax preference item which may have alternative minimum tax consequences for the optionee. If the optionee sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of the incentive stock option, the optionee will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the option price. If the optionee does not hold such shares for the required period, when the optionee sells such shares, the optionee will recognize ordinary compensation income and possibly capital gain or loss and we will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income.

     An optionee holding a nonqualified stock option will not recognize income at the time of grant of such option. When the optionee exercises the nonqualified stock option, the optionee will recognize ordinary compensation income equal to the difference, if any, between the option price paid and the fair market value, as of the date of option exercise, of the shares the optionee receives. The tax basis of such shares to the optionee will be equal to the option price paid plus the amount includible in the optionee's gross income, and the optionee's holding period for such shares will commence on the date on which the optionee recognized taxable income in respect of such shares. We will generally be entitled to a federal income tax deduction in respect of a nonqualified stock option in an amount equal to the ordinary compensation income recognized by the optionee.


     GRANTS UNDER THE STOCK OPTION PLAN. On July 14, 2000, we made initial grants of stock options to our executive officers under our stock option plan. An aggregate of 1,200,000 shares of common stock are issuable upon the exercise of the options granted at an exercise price of $6.75 per share. The following table sets forth the number of shares of our common stock underlying options that were granted under our stock option plan to (i) each of our named executive officers, (ii) our executive officers as a group and (iii) all of our employees and consultants as a group other than our executive officers.


                                                               NUMBER OF SHARES
NAME AND POSITION                                             UNDERLYING OPTIONS
-----------------                                             ------------------
Amin J. Khoury
Chairman and Chief Executive Officer........................        600,000
R. Bruce Thayer
President and Chief Operating Officer.......................        300,000
Kenneth W. Cowans
Manager, Research and Development...........................        100,000
Lloyd D. Golobay
Operations Manager..........................................         60,000
Executive Officers as a Group...............................      1,160,000
Non-Executive Officers
Employees and Consultants as a Group........................         40,000

EMPLOYEE STOCK PURCHASE PLAN


     Our board of directors adopted, and B/E Aerospace, our sole shareholder, approved our employee stock purchase plan in July 2000. An aggregate of 150,000 shares of our Class A common stock has been reserved for issuance under our employee stock purchase plan, subject to adjustment upon changes in our capital stock.

     The employee stock purchase plan, which is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code, provides our employees with an opportunity to purchase shares of our Class A common stock through voluntary payroll deductions. Individuals who have been employed by us (or any of our majority-owned subsidiaries) for at least 90 days are generally eligible to participate in the plan if they are customarily employed for at least 20 hours per week. The employee stock purchase plan is administered by the compensation committee of our board of directors.

     The employee stock purchase plan is implemented by consecutive 6-month option periods, beginning on September 1 and March 1 of each year and ending on the last day in February and August, respectively. Shares are issued on the last day of each 6-month option period. The purchase price per share at which shares are sold under the employee stock purchase plan is 85% of the fair market value of our Class A common stock on (a) the date of commencement of the option period or (b) the last day of the option period, whichever is lower. The purchase price of the shares is accumulated by payroll deductions during the option period. The deductions may not be less than 2% or more than 15% of a participant's compensation.

     Participants may not purchase more than $12,500 worth of Class A common stock in any option period and $25,000 in any year. In addition, participants will not be entitled to subscribe for shares in an option period if, upon purchase of such shares, the participant would own 5% or more of our Class A common stock (including stock that may be purchased under the employee stock purchase plan or pursuant to any other options).

     Our board of directors may amend or terminate the employee stock purchase plan for any reason. However, if the board of directors elects to amend the plan to increase the number of outstanding shares of Class A common stock available for issuance, our shareholders must approve the amendment within twelve months. The employee stock purchase plan will remain in effect until July 14, 2010, unless terminated earlier by our board of directors.

              RELATIONSHIPS AND TRANSACTIONS WITH RELATED PARTIES

     This section summarizes the key inter-company agreements that we have entered into with B/E Aerospace which govern the relationship between us. You should read the full text of these agreements, which are filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. This section also summarizes other transactions between us and our directors and officers. This summary is of the material terms of these agreements and transactions.

TRANSITION SERVICES AGREEMENT


     We entered into a transition services agreement with B/E Aerospace in July 2000 under which B/E Aerospace will continue to provide us specified services, including payroll processing and administration, human resources administration, benefits, marketing support, informational technology and telecommunications services, treasury management, accounting and finance assistance, sales order entry administration and corporate administrative services. Through July 2000, B/E Aerospace has allocated costs to us for payroll processing and administration, human resources administration, benefits and information technology services on a specific identification or usage basis. All other costs have been allocated on the basis of the total assets (net of cash and cash equivalents) of ATS to the total assets (net of cash and cash equivalents) of B/E Aerospace. From July 2000 through the term of the transition services agreement, B/E Aerospace will allocate costs as determined on the same cost allocation basis as described above plus 10%. Costs allocated to us were $52,000, $84,000 and $151,000 for the 1997, 1998 and 1999 fiscal years, and
$80,000 and $94,000 for the six months ended August 28, 1999 and August 26, 2000. At August 26, 2000, we owed B/E Aerospace $3.4 million for prior cash advances, allocated costs and amounts due under the transition services agreement. The agreement terminates on December 31, 2003. Either we or B/E Aerospace may terminate the agreement at any time upon 180 days prior written notice to the other party. In addition, B/E Aerospace is not obligated to provide any of these services to the extent that its facilities or personnel are not reasonably available or if to do so would materially interfere with the conduct of its business or results in significant tax disadvantages. We cannot assure you that we will be able to provide these services internally or find a third party provider on acceptable terms, or at all.


INTELLECTUAL PROPERTY AGREEMENTS

ASSET PURCHASE AGREEMENT

     We intend to enter into an asset purchase agreement with B/E Aerospace prior to the completion of this offering under which we will reimburse B/E Aerospace for funds advanced since our inception and purchase from B/E Aerospace copyrights, trademarks and know how relating to temperature control systems for the manufacture or use of the applications listed under "Cross-License Agreement" below, as well as patents and pending patent applications, including the following:


      -- patents in the United States covering our multi-channel design, refrigeration system design, pump mechanism and proportional thermal expansion valve control;



      -- a patent application pending under the Patent Cooperative Treaty in the European Patent Office covering our pump mechanism; and


      -- patent applications pending in the United States covering various temperature control and capacity regulation processes.


     Under this agreement, B/E Aerospace will also grant us a license to use the B/E Aerospace trademark, trade name and logo for two years in connection with our sale of systems. The total amount payable under this agreement is $15 million. The $15 million payment to B/E Aerospace was determined on the basis of cumulative advances to us from B/E Aerospace, and the agreed upon value of the intellectual property being transferred. The purchase of intellectual property from B/E Aerospace will be treated as an increase to accumulated deficit because we and B/E Aerospace are deemed to be under common control for financial reporting purposes and B/E Aerospace's net book value of such intellectual property is zero.

CROSS-LICENSE AGREEMENT


     We intend to enter into a cross-license agreement with B/E Aerospace prior to the completion of this offering which will grant us a perpetual, royalty-free, exclusive license to most future B/E Aerospace owned and licensed intellectual property, including patented technology, copyrights, trade secrets and other know how, related to temperature control systems for the manufacture or use of:


      --   semiconductors or semiconductor manufacturing equipment;

      --   telecommunications equipment;

      --   data processing and storage equipment;

      --   image displays; and

      --   automated testing equipment.


     We will grant B/E Aerospace a perpetual, royalty-free, exclusive license to similar future owned and licensed intellectual property of ours outside the areas covered above. The cross-license agreement will terminate on the later of August 1, 2017 and such time as all the patents issued before that date have expired. We do not currently have plans to expand our business outside of the above industries. The cross-license agreement will permit sublicensing of the technology to subsidiaries. Any sublicense granted by us to a subsidiary shall terminate if the sublicensee ceases to be a subsidiary. The agreement will prohibit assignments without written consent except in the event of a merger, consolidation, or sale or other transfer of all or substantially all assets.


TAX ALLOCATION AGREEMENT


     We have historically been included in B/E Aerospace's consolidated group for U.S. federal income tax purposes as well as B/E Aerospace's combined or unitary group for various state, local and foreign tax purposes. After this offering we will no longer be included in B/E Aerospace's U.S. federal consolidated group, though we may continue to be included in certain of B/E Aerospace's state, local and foreign combined or unitary groups. However, we continue to be jointly and severally liable for the federal income tax liability of each other member of the B/E Aerospace federal consolidated group that arose during the period in which we were included in such group. See "Risk
Factors -- We may have conflicts of interest with B/E Aerospace with respect to our past and ongoing relationship that could harm our operations." We and B/E Aerospace have entered into a tax allocation agreement. Under this agreement, for any periods in which we are included in any B/E Aerospace consolidated, combined or unitary group returns, we are liable to B/E Aerospace for an amount of tax equal to our hypothetical liability had we filed such returns on a separate company basis. In addition, under the agreement, B/E Aerospace has indemnified us for any taxes of other members of the B/E Aerospace group. The agreement also sets forth our and B/E Aerospace's respective rights and obligations with respect to any adjustments that result from audits and refund claims for periods in which we are included in any B/E Aerospace consolidated, combined or unitary group returns.


REGISTRATION RIGHTS AGREEMENT

     We have granted B/E Aerospace registration rights that require us, for so long as B/E Aerospace or its assigns own at least 1,200,000 shares of our common stock, to use our best efforts to register under the applicable federal and state securities laws shares of our common stock owned by B/E Aerospace or its assigns for sale upon its request and in accordance with its intended method of disposition. Each such registration will be limited to a minimum of 500,000 shares. B/E Aerospace and its assigns also have the right to include the shares of our stock beneficially owned by them in other registrations of our stock that we initiate under the Securities Act and state securities laws. The registration rights agreement also contains indemnification and contribution provisions under which we and B/E Aerospace or its assigns agree to indemnify the other party and respective related parties for specified liabilities arising from registrations of our stock in which B/E Aerospace or its assigns participate or, if such indemnity is unavailable, to contribute to the other party's liability.

SUBLEASE AGREEMENT

     We currently sublease our principal executive offices and our manufacturing facility from B/E Aerospace. Pursuant to the terms of a sublease agreement entered into by us and B/E Aerospace, we are obligated to pay rent in the amount of $25,000 per month to B/E Aerospace until the sublease agreement expires on July 31, 2005.

OTHER RELATED PARTY TRANSACTIONS


     We have entered into a strategic teaming agreement with Helix Technology Corporation. Robert J. Lepofsky, a member of our board of directors, is the president and chief executive officer of Helix. Under this agreement, Helix will market, sell and provide product support our systems worldwide. We have agreed to pay Helix sales and product support commissions ranging from 3% to 10% of sales, depending on the nature of the product and the type of customer. The term of the agreement is three years and may be cancelled by either party after one year upon 180 days notice. See "Business -- Sales, Marketing and Customer Support" beginning on page 33 for a more detailed description of this agreement.



     Although we believe that the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties, the agreements between us and B/E Aerospace were made in the context of a parent-subsidiary relationship and may have terms and conditions that are less favorable to us than agreements that are negotiated at arm's length. All future material transactions, including loans between us and our officers, directors, principal shareholders and their affiliates will be approved by a majority of the board of directors, which may include interested directors.

                             PRINCIPAL SHAREHOLDERS


     All of our common stock is currently owned by B/E Aerospace, and thus none of our officers or directors owns any of our outstanding common stock, although some of our officers and directors have been granted options to purchase our common stock. In addition, B/E Aerospace intends to grant options for up to 1,000,000 shares of our common stock held by it to several of its key employees. These options are exercisable beginning five years after the date of grant, subject to exceptions.



     The following table sets forth, as of August 26, 2000 and as adjusted to reflect the sale of the Class A common stock offered in this prospectus, the beneficial ownership of:


      -- each person who is known by us to beneficially own more than 5% of our common stock;

      --   each of our five most highly compensated executive officers;

      --   each of our directors; and

      --   all of our directors and executive officers as a group.

Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.


     The percentage of beneficial ownership for the following table is based on 10,000,000 shares of common stock outstanding as of August 26, 2000 and 14,000,000 shares of common stock outstanding after the completion of this offering, assuming no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options exercisable within 60 days of August 26, 2000 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

                                     BENEFICIAL OWNERSHIP                            BENEFICIAL OWNERSHIP
                                       BEFORE OFFERING                                  AFTER OFFERING
                             ------------------------------------            ------------------------------------
                             NUMBER OF         NUMBER OF                     NUMBER OF         NUMBER OF
                              CLASS A           CLASS B             VOTING    CLASS A           CLASS B             VOTING
NAME OF BENEFICIAL OWNER(2)  SHARES(1)    %      SHARES       %     POWER    SHARES(1)    %      SHARES       %     POWER
---------------------------  ---------   ---   ----------   -----   ------   ---------   ---   ----------   -----   ------
B/E Aerospace
Corporate Center Way
Wellington, Florida 33414..        --          10,000,000   100.0%  100.0%         --          10,000,000   100.0%   88.2%
EXECUTIVE OFFICERS AND
  DIRECTORS
Amin J. Khoury(3)........     150,000    1.5%          --               *     150,000    1.1%          --               *
R. Bruce Thayer(4).......      75,000      *           --               *      75,000      *           --               *
Cameron H. Adamson.......      12,500      *           --               *      12,500      *           --               *
Gregory J. Mills.........      12,500      *           --               *      12,500      *           --               *
Lloyd D. Golobay(5)......      15,000      *           --               *      15,000      *           --               *
Kenneth W. Cowans(6).....      25,000      *           --               *      25,000      *           --               *
Roger D. Emerick.........          --                  --                          --                  --
Robert J. Lepofsky.......          --                  --                          --                  --
Amin C. Khoury...........          --                  --                          --                  --
Robert J. Therrien.......          --                  --                          --                  --
All executive officers and
  directors as a group (10
  persons)(2)............     297,500    3.0           --             1.0     297,500    2.1           --               *


------------
 *   Represents beneficial ownership or voting power of less than 1%.

(1)  Consists solely of options to purchase shares of Class A common stock.


(2) Unless otherwise indicated, the address of each of the individuals listed in the table is c/o Advanced Thermal Sciences Corporation, 3355 East La Palma Avenue, Anaheim, CA 92806.



(3) Mr. Khoury also beneficially owned, as of August 26, 2000, 516,576 shares, or 2.0%, of B/E Aerospace's common stock, including options to purchase 441,250 shares of B/E Aerospace's common stock.



(4) R. Bruce Thayer also beneficially owned, as of August 26, 2000, 41,740 shares, or less than 1%, of B/E Aerospace's common stock, including options to purchase 35,000 shares of B/E Aerospace's common stock.



(5) Lloyd D. Golobay also beneficially owned, as of August 26, 2000, 3,017 shares, or less than 1%, of B/E Aerospace's common stock, including options to purchase 2,000 shares of B/E Aerospace's common stock.



(6) Kenneth W. Cowans also beneficially owned, as of August 26, 2000, 9,678 shares, or less than 1%, of B/E Aerospace's common stock, including options to purchase 9,500 shares of B/E Aerospace's common stock.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock is intended as a summary only and is not complete. You should read the full text of our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed with the registration statement of which this prospectus is a part.

GENERAL

     We are authorized to issue 40,000,000 shares of Class A common stock, par value $0.01 per share, 10,000,000 shares of Class B common stock, par value $0.01 per share, and 1,000,000 shares of undesignated preferred stock, par value $0.01 per share. After this offering, there will be 4,000,000 shares of our Class A common stock and 10,000,000 shares of Class B common stock outstanding.

COMMON STOCK


     Subject to preferences that may be applicable to any outstanding preferred stock, holders of Class A common stock are entitled to receive, share for share with holders of Class B common stock, such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy" beginning on page 16. In the event of the liquidation, dissolution or winding up of ATS, the holders of Class A and Class B common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any outstanding preferred stock.


     Except as required by Delaware law or except as otherwise provided in our certificate of incorporation, Class A common stock and Class B common stock will vote together as a single class on all matters presented to a vote of shareholders, including the election of directors. The holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The Class A common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of Class A common stock are fully paid and nonassessable, and the shares of Class A common stock to be issued upon completion of this offering will be fully paid and nonassessable. Additionally, our certificate of incorporation requires that we reserve and keep available out of authorized but unissued Class A common stock, solely for effecting conversion of Class B common stock, sufficient shares to effect conversion of all outstanding shares of Class B common stock.

     The Class B common stock is identical in all respects to Class A common stock, except with respect to voting and conversion rights. Class A common stock and Class B common stock will vote together as a single class on all matters presented to a vote of shareholders, including the election of directors. Each holder of Class B common stock is entitled to three votes for each share held of record on the applicable record date for all of these matters. B/E Aerospace will be the only initial holder of shares of Class B common stock.


     Each share of Class B common stock will be automatically converted into one share of Class A common stock upon the earlier of (1) December 31, 2005 and (2) transfer of that share of Class B common stock, whether or not for value, by any initial holder of that share, except transfers by that holder to:


      -- a nominee of that holder, without any change in beneficial ownership, within the meaning of Section 13(d) of the Securities Exchange Act of 1934;

      -- another person who, at the time of the transfer, beneficially owns shares of Class B common stock or a nominee (without any change in beneficial ownership, within the meaning of Section 13(d) of the Securities Exchange Act of 1934) of that person;

      -- any controlled affiliate of that initial holder who remains a controlled affiliate; or

      -- a parent corporation or subsidiary of that initial holder or a subsidiary of that parent unless and until the transferee ceases to be a parent or subsidiary of the initial holder or a subsidiary of any parent.

     Lastly, any bona fide pledge by an initial holder to a financial institution in connection with a borrowing will not result in any conversion. In addition, each share of Class B common stock may be converted at any time into one share of Class A common stock at the option of the holder. The one-to-one conversion ratio will be equitably preserved in the event of any stock dividend, stock split or combination or merger, consolidation or other reorganization of ATS with another corporation.


PREFERRED STOCK

     Upon the closing of this offering, the board of directors will have the authority, without further vote or action by the shareholders, to issue up to 1,000,000 shares of preferred stock. The board of directors will also have the authority to designate the rights, preferences, privileges and restrictions of each series of preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders.


     The issuance of preferred stock by us may have the effect of delaying, deferring or preventing a change of control of ATS without further action by the shareholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In some circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock. As of the closing of this offering, no shares of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.


ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND OUR CHARTER DOCUMENTS


     Provisions of Delaware law and our charter documents could make the acquisition of ATS and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate with us first. However, these provisions could also have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also inhibit an increase in the market price of our shares that could result from actual or rumored takeover attempts. Nonetheless, we believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure ATS outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.



     Delaware Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date that the person became an interested shareholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested shareholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the shareholder. Generally, an "interested shareholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change of control of ATS without further action by the shareholders.



     Certificate of Incorporation and Bylaws. A number of provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of ATS. In particular, our amended and restated certificate of incorporation and bylaws provide that:


      -- our directors are part of a classified board of directors that results in only approximately one-third of our directors within the classified board being elected at each annual meeting of shareholders;

      -- all shareholder actions must be effected at a duly called meeting and not by a consent in writing;

      -- directors may only be removed for cause and only by a supermajority vote;

      -- provisions of the certificate of incorporation and bylaws may only be amended by a supermajority vote;

      -- our board has the power to make, adopt, amend or repeal our bylaws, including any bylaws adopted by our shareholders;

      -- advance notice procedures apply with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of shareholders; and

      -- a special meeting of the shareholders may only be called by the chief executive officer, the president, the chairman of the board of directors or a majority of the board of directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS

     Our certificate of incorporation provides that no director will be liable to us or our shareholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law. The effect of this provision is to eliminate our rights and the rights of our shareholders (through shareholders' derivative suits on our behalf) to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our rights or the rights of any shareholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our certificate of incorporation provides that, if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our certificate of incorporation also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

TRANSFER AGENT AND REGISTRAR


     The Transfer Agent and Registrar for the common stock is The Bank of New York is located in One Wall Street, New York, New York 10286 and its telephone number is (800)524-4458.


NASDAQ STOCK MARKET LISTING


     We have applied to qualify our Class A common stock for quotation on the Nasdaq National Market under the symbol "ATSC."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have outstanding 4,000,000 shares of Class A common stock and 10,000,000 shares of Class B common stock. Of these outstanding shares, 4,000,000 shares of Class A common stock, or 4,600,000 shares if the underwriters exercise their overallotment option in full, will be freely tradable without restriction under the Securities Act, except for shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Any shares purchased by our affiliates generally may be sold in compliance with Rule 144 as described below.

     The shares of our common stock held by B/E Aerospace after this offering are "restricted securities" within the meaning of Rule 144. The shares held by B/E Aerospace will be subject to contractual restrictions on resale based on the lock-up agreements described below. Further, since the shares held by B/E Aerospace are restricted securities, B/E Aerospace may not sell them unless they are registered under the Securities Act or an exemption from registration is available.


     We, B/E Aerospace and each of our officers and directors have entered into lock-up agreements or other contractual restrictions generally providing that the shareholder will not offer, sell, contract to sell or otherwise dispose of any shares of our common stock for a period of 180 days, or 365 days in the case of B/E Aerospace (other than in a permitted underwritten public offering), without the prior written consent of Needham & Company, Inc. See "Underwriting" for a more detailed description of these lock-up agreements. As a result of these lock-up agreements and other contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, none of these shares will be able to be sold until 181 days, or 366 days in the case of shares held by B/E Aerospace (other than shares sold in a permitted underwritten public offering), after the date of this prospectus. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release any portion of the securities subject to lock-up agreements or other contractual restrictions.


     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

      -- 1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 40,000 shares immediately after this offering; or

      -- the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a Form 144 in connection with the sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.


     Following the effectiveness of this offering, we will file a registration statement on Form S-8 to register shares of our Class A common stock subject to outstanding options or reserved for future issuance under our stock plans. Currently there are options to purchase approximately 1,300,000 shares of our Class A common stock outstanding and approximately 900,000 shares of our Class A common stock are reserved for future issuance under our stock option plan, employee stock purchase plan and directors' plans. The Class A common stock issued upon exercise of outstanding vested options, other than Class A common stock issued to our affiliates, will be available for immediate resale in the open market.



     B/E Aerospace will be entitled to registration rights for shares of common stock owned by it after this offering. See "Relationships and Transactions with Related Parties" on page 48 for more information on these rights. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction, except for shares purchased by affiliates, upon the effectiveness of such registration.

                                  UNDERWRITING

     We and B/E Aerospace have entered into an underwriting agreement with the underwriters named below. Needham & Company, Inc., A.G. Edwards & Sons, Inc., and First Security Van Kasper are acting as representatives of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of Class A common stock set forth opposite its name below.

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Needham & Company, Inc. ....................................
A.G. Edwards & Sons, Inc. ..................................
First Security Van Kasper ..................................
          Total.............................................

     The Underwriting Agreement provides that the obligations of the underwriters are subject to specified conditions precedent and that the underwriters will purchase all shares of common stock offered hereby if any of those shares are purchased.

     The representatives have advised us that the underwriters propose to offer the shares of Class A common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that
public offering price less a concession of up to $     per share. The
underwriters may allow, and those dealers may reallow, a concession to other
securities dealers of up to $     per share. After the offering to the public,
the offering price and other selling terms may be changed by the representatives.

     B/E Aerospace has granted an option to the underwriters to purchase up to 600,000 additional shares of Class B common stock, which will automatically convert to an equal number of shares of Class A common stock, at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of Class A common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

     The following table shows the per share and total underwriting discount to be paid to the underwriters by us and B/E Aerospace. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.


                                                                             TOTAL
                                                           -----------------------------------------
                                                           PER SHARE    NO EXERCISE    FULL EXERCISE
                                                           ---------    -----------    -------------
Paid by ATS..............................................   $            $               $
Paid by B/E Aerospace....................................


     The total expenses of the offering payable by us and, if the underwriters exercise the overallotment option, B/E Aerospace, excluding the underwriting
discounts and commissions, will be approximately $          .


     At our request, the underwriters have reserved, at the initial public offering price, up to 100,000 shares of common stock for sale to select directors, officers, employees, and friends of ATS. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.


     The underwriting agreement provides that we and B/E Aerospace will indemnify the underwriters against liabilities under the Securities Act that may be incurred in connection with this offering or contribute to payments that the underwriters may be required to make in respect thereof.

     We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for a convertible into our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. This agreement does not apply to:

      -- any issuances of shares of Class A common stock upon the exercise of outstanding options;

      --   any grants under any existing employee benefit plans;

      -- the exchange of shares of Class B common stock for shares of Class A common stock under the terms of our certificate of incorporation; and

      -- the issuance of common stock in connection with any acquisition of or merger with another company or the acquisition of assets, provided that each recipient of common stock agrees to the same lock-up restrictions.

     B/E Aerospace has agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 365 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. This agreement does not apply to:

      -- an underwritten public offering after the period ending 180 days from the date of this prospectus,

      -- the exchange of shares of Class B common stock for shares of Class A common stock;

      -- the issuance of options to its employees to purchase an aggregate of up to 1,000,000 shares of our common stock held by B/E Aerospace; or

      -- transactions relating to shares of common stock or other securities acquired in the open market after the completion of this offering.

     Our directors and officers have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. This agreement does not apply to transactions relating to shares of common stock or other securities acquired in the open market after the completion of this offering.


     Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. See "Shares Eligible for Future Sale" beginning on page 56.


     The representatives have informed us that they do not expect sales by the underwriters to discretionary accounts to exceed 5% of the number of shares offered.

     In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect our price of the Class A common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our Class A common stock for their own account. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. To stabilize the price of our Class A common stock, the underwriters may bid for, and purchase, our Class A common stock in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

     Finally, the underwriters may bid for, and purchase, shares of our Class A common stock in market making transactions.

     These activities may stabilize or maintain the market price of our Class A common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq National Market, or otherwise.

     Prior to this offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price will be determined by negotiations among us and the representatives. Among the factors to be considered in these negotiations are:

      -- our history and prospects and the history and prospect of the industry in which we compete;

      --   an assessment of our management;

      --   our past and present operations;

      --   our past and present financial performance;

      --   our prospects for future income;

      --   our present state of development;

      -- the general condition of the securities markets at the time of the offering; and

      -- the market prices of and demand for publicly traded common stock of comparable companies in recent periods.


                                 LEGAL MATTERS


     The validity of the Class A common stock offered hereby will be passed upon for us by Shearman & Sterling, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Heller Ehrman White & McAuliffe LLP, San Francisco, California.

                                    EXPERTS

     The financial statements as of February 26, 2000 and February 27, 1999 and the related statements of operations, shareholder's deficit and cash flows for each of the three fiscal years in the period ended February 26, 2000 included in the prospectus and the related financial statement schedule included elsewhere in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in this registration statement and are included in reliance upon such report given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION


     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto. For further information with respect to Advanced Thermal Sciences Corporation and the Class A common stock offered in this offering, reference is made to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. The registration statement and the attached exhibits and schedules may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of prescribed fees. Reports, proxy and information statements and other information regarding registrants that file electronically with the Commission may also be inspected without charge at a website maintained by the Securities and Exchange Commission at www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS



Independent Auditors' Report................................  F-2
Balance Sheets as of February 27, 1999 and February 26, 2000
  and August 26, 2000 (unaudited)...........................  F-3
Statements of Operations for the Fiscal Years Ended February
  28, 1998, February 27, 1999 and February 26, 2000 and the
  Six Months Ended August 28, 1999 (unaudited) and August
  26, 2000 (unaudited)......................................  F-4
Statements of Shareholder's Deficit for the Fiscal Years
  Ended February 28, 1998, February 27, 1999 and February
  26, 2000 and the Six Months Ended August 26, 2000
  (unaudited)...............................................  F-5
Statements of Cash Flows for the Fiscal Years Ended February
  28, 1998, February 27, 1999 and February 26, 2000 and the
  Six Months Ended August 28, 1999 (unaudited) and August 26
  2000 (unaudited)..........................................  F-6
Notes to Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholder of


Advanced Thermal Sciences Corporation:



     We have audited the accompanying balance sheets of Advanced Thermal Sciences Corporation (formerly Advanced Thermal Technologies, Inc.)(a wholly owned subsidiary of BE Aerospace, Inc.) ("ATS") as of February 26, 2000 and February 27, 1999, and the related statements of operations, shareholder's deficit, and cash flows for each of the three fiscal years in the period ended February 26, 2000. These financial statements are the responsibility of ATS' management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, such financial statements present fairly, in all material respects, the financial position of Advanced Thermal Sciences Corporation as of February 26, 2000 and February 27, 1999, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 26, 2000, in conformity with accounting principles generally accepted in the United States of America.


                                          DELOITTE & TOUCHE LLP

Costa Mesa, California

August 14, 2000, except Note 9


which is as of September 20, 2000

                     ADVANCED THERMAL SCIENCES CORPORATION


                                 BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)


                                                                                                  PRO FORMA
                                                                                                 LIABILITIES
                                                                                                     AND
                                                                                                SHAREHOLDER'S
                                                                                                 DEFICIT AT
                                                   FEBRUARY 27,   FEBRUARY 26,    AUGUST 26,     AUGUST 26,
                                                       1999           2000           2000           2000
                                                   ------------   ------------   ------------   -------------
                                                                                 (UNAUDITED)     (UNAUDITED)
ASSETS
Current assets:
  Cash...........................................    $    --        $     1        $     1
  Accounts receivable trade, less allowance for
     doubtful accounts of $20 at February 26,
     2000 and August 26, 2000, respectively......        226          1,322          2,899
  Inventories, net...............................        288          1,668          1,153
  Other current assets...........................          4             --             16
  Deferred income taxes..........................         --             --            708
                                                     -------        -------        -------         -------
          Total current assets...................        518          2,991          4,777
Property and equipment, net......................        100            279            335
Intangibles and other assets, net................         25             30             34
                                                     -------        -------        -------         -------
          Total assets...........................    $   643        $ 3,300        $ 5,146
                                                     =======        =======        =======         =======
LIABILITIES AND SHAREHOLDER'S DEFICIT
Current liabilities:
  Accounts payable...............................    $   390        $ 1,006        $ 2,351         $ 2,351
  Other current liabilities, including accrued
     warranty of $638 and $971 at February 26,
     2000 and August 26, 2000 respectively.......        307          1,694          1,903           1,903
  Income taxes payable...........................         --             --            701             701
  Due to BE Aerospace, Inc. (Note 4).............      3,408          5,714          3,409              --
                                                     -------        -------        -------         -------
          Total current liabilities..............      4,105          8,414          8,364           4,955
                                                     -------        -------        -------         -------
Deferred income taxes............................                                        7               7
Commitments (Notes 4 and 8)
Shareholder's deficit:
Preferred stock, $.01 par value per share,
  1,000,000 shares authorized, no shares issued
  and outstanding................................         --             --             --              --
Common stock (Class A), $.01 par value per share,
  40,000,000 shares authorized, no shares issued
  and outstanding................................         --             --             --              --
Common stock (Class B), $.01 par value per share,
  10,000,000 shares authorized, 10,000,000 shares
  issued and outstanding.........................         --             --             --              --
  Additional paid-in capital.....................          1              1              1               1
  Accumulated deficit............................     (3,463)        (5,115)        (3,226)        (14,817)
                                                     -------        -------        -------         -------
          Total shareholder's deficit............     (3,462)        (5,114)        (3,225)        (14,816)
                                                     -------        -------        -------         -------
          Total liabilities and shareholder's
            deficit..............................    $   643        $ 3,300        $ 5,146         $(9,854)
                                                     =======        =======        =======         =======


                See accompanying notes to financial statements.

                     ADVANCED THERMAL SCIENCES CORPORATION


                            STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)


                                                     YEARS ENDED                         SIX MONTHS ENDED
                                     --------------------------------------------    ------------------------
                                     FEBRUARY 28,    FEBRUARY 27,    FEBRUARY 26,    AUGUST 28,    AUGUST 26,
                                         1998            1999            2000           1999          2000
                                     ------------    ------------    ------------    ----------    ----------
                                                                                           (UNAUDITED)
Net sales..........................    $    28         $   517         $ 6,801        $ 2,139       $10,078
Cost of sales......................         14             391           5,531          1,978         6,000
                                       -------         -------         -------        -------       -------
Gross profit.......................         14             126           1,270            161         4,078
Operating expenses:
  Selling, general and
     administrative expenses.......         52             493           1,305            470         1,614
  Research and development
     expenses......................      1,307           1,751           1,617            851           575
                                       -------         -------         -------        -------       -------
          Total operating
            expenses...............      1,359           2,244           2,922          1,321         2,189
                                       -------         -------         -------        -------       -------
Income (loss) before income
  taxes............................     (1,345)         (2,118)         (1,652)        (1,160)        1,889
Provision for income taxes.........         --              --              --             --            --
                                       -------         -------         -------        -------       -------
Net income (loss)..................    $(1,345)        $(2,118)        $(1,652)       $(1,160)      $ 1,889
                                       =======         =======         =======        =======       =======
Per share amounts:
Net income (loss) per share (basic
  and diluted).....................    $ (0.13)        $ (0.21)        $ (0.17)       $  (.12)      $   .19
                                       =======         =======         =======        =======       =======
Shares used to compute net income
  (loss) per share (basic and
  diluted).........................     10,000          10,000          10,000         10,000        10,000
                                       =======         =======         =======        =======       =======


                See accompanying notes to financial statements.

                     ADVANCED THERMAL SCIENCES CORPORATION


                      STATEMENTS OF SHAREHOLDER'S DEFICIT
                                 (IN THOUSANDS)


                                            COMMON STOCK
                                             (CLASS B)
                                        --------------------
                                          SHARES                ADDITIONAL                       TOTAL
                                        ISSUED AND               PAID-IN      ACCUMULATED    SHAREHOLDER'S
                                        OUTSTANDING   AMOUNT     CAPITAL        DEFICIT         DEFICIT
                                        -----------   ------    ----------    -----------    -------------
Balance at February 23, 1997
  (inception).........................        --        $--         $--         $    --         $    --
Issuance of common stock..............    10,000        --           1               --               1
Net loss..............................                                           (1,345)         (1,345)
                                          ------        --          --          -------         -------
Balance at February 28, 1998..........    10,000        --           1           (1,345)         (1,344)
Net loss..............................                                           (2,118)         (2,118)
                                          ------        --          --          -------         -------
Balance at February 27, 1999..........    10,000        --           1           (3,463)         (3,462)
Net loss..............................                                           (1,652)         (1,652)
                                          ------        --          --          -------         -------
Balance at February 26, 2000..........    10,000        --           1           (5,115)         (5,114)
Net income (unaudited)................                                            1,889           1,889
                                          ------        --          --          -------         -------
Balance at August 26, 2000
  (unaudited).........................    10,000        $--         $1          $(3,226)        $(3,225)
                                          ======        ==          ==          =======         =======


                See accompanying notes to financial statements.

                     ADVANCED THERMAL SCIENCES CORPORATION


                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                          YEARS ENDED                      SIX MONTHS ENDED
                                           ------------------------------------------   -----------------------
                                           FEBRUARY 28,   FEBRUARY 27,   FEBRUARY 26,   AUGUST 28,   AUGUST 26,
                                               1998           1999           2000          1999         2000
                                           ------------   ------------   ------------   ----------   ----------
                                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)........................    $(1,345)       $(2,118)       $(1,652)      $(1,160)     $ 1,889
  Adjustments to reconcile net income
     (loss) to net cash provided by (used
     in) operating activities:
     Depreciation and amortization.......         27            116             55            23           39
  Changes in operating assets and
     liabilities:
     Accounts receivable.................                      (226)        (1,096)         (596)      (1,577)
     Inventories.........................       (106)          (182)        (1,380)         (443)         515
     Prepaid expenses and other current
       assets............................         --             (4)             4            (8)         (16)
     Accounts payable....................         96            294            616           596        1,345
     Other assets and liabilities........         83            199          1,382           346          205
                                             -------        -------        -------       -------      -------
Net cash flows provided by (used in)
  operating activities...................     (1,245)        (1,921)        (2,071)       (1,242)       2,400
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment....       (172)           (71)          (234)          (31)         (95)
                                             -------        -------        -------       -------      -------
Net cash used in investing activities....       (172)           (71)          (234)          (31)         (95)
                                             -------        -------        -------       -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from (repayments to) B/E
     Aerospace, Inc......................      1,416          1,992          2,306         1,274       (2,305)
  Initial capital contribution from B/E
     Aerospace, Inc......................          1             --             --            --           --
                                             -------        -------        -------       -------      -------
Net cash provided by (used in) financing
  activities.............................      1,417          1,992          2,306         1,274       (2,305)
                                             -------        -------        -------       -------      -------
Net increase in cash.....................         --             --              1             1           --
Cash at beginning of period..............         --             --             --            --            1
                                             -------        -------        -------       -------      -------
Cash at end of period....................         --             --              1             1            1
                                             -------        -------        -------       -------      -------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
Interest paid............................    $    --        $    --        $    --       $    --      $    --
Income taxes paid........................         --             --             --            --           --


                See accompanying notes to financial statements.

                     ADVANCED THERMAL SCIENCES CORPORATION


                         NOTES TO FINANCIAL STATEMENTS
     YEARS ENDED FEBRUARY 28, 1998, FEBRUARY 27, 1999 AND FEBRUARY 26, 2000

  SIX MONTHS ENDED AUGUST 28, 1999 (UNAUDITED) AND AUGUST 26, 2000 (UNAUDITED)

                        (IN THOUSANDS EXCEPT SHARE DATA)

NOTE 1 -- NATURE OF THE BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF THE BUSINESS


     Advanced Thermal Sciences Corporation (formerly Advanced Thermal Technologies, Inc.)("ATS"), a wholly owned subsidiary of BE Aerospace, Inc. ("B/E Aerospace"), commenced operations on February 23, 1997 and was incorporated on December 12, 1997. ATS designs, develops, manufactures, sells and services highly reliable, compact temperature control systems for use in semiconductor wafer manufacturing. ATS has adopted a year end which ends on the last Saturday in February.


BASIS OF PRESENTATION


     The accompanying financial statements represent the accounts of ATS, a wholly owned subsidiary of B/E Aerospace, in accordance with accounting principles generally accepted in the United States of America. Operating expenses include allocations of general corporate overhead expenses related to B/E Aerospace's corporate headquarters and common support activities, including payroll administration, worker's compensation and general liability insurance, accounting and finance, legal, tax and human resources. These costs amounted to $52, $84, $151, $80 (unaudited) and $94 (unaudited) for the years ended February 28, 1998, February 27, 1999 and February 26, 2000 and the six months ended August 28, 1999 and August 26, 2000, respectively, and have been allocated to ATS using methodologies based upon headcount, actual usage or total assets, as applicable. Although ATS believes the allocations are reasonable, the costs of these services to ATS may not be indicative of the costs that would have been incurred if ATS had been a stand-alone entity. ATS has entered into a Transition Services Agreement with B/E Aerospace, pursuant to which B/E Aerospace will continue to provide certain services to ATS through December 31, 2003, unless sooner terminated by either party upon 180 days advance notice, as determined on the same cost allocation basis plus 10%. Had the Transition Services Agreement been in place since inception, costs allocated to ATS would have increased by $5, $8, $15, $8 and $9 for the years ended February 28, 1998, February 27, 1999 and February 26, 2000 and the six months ended August 28, 1999 and August 26, 2000, respectively. In addition, B/E Aerospace has agreed to continue to fund the operations of ATS until consummation of ATS' initial public offering. See
Note 4.



     In July 2000 the Board of Directors authorized a number of changes to ATS' capital structure. These changes increased the number of authorized common shares to 50,000,000 from 3,000, authorized 1,000,000 shares of $0.01 par value preferred stock and effected a 10,000-for-one stock split of the common stock. The stock split has been given retroactive recognition in all periods in the accompanying financial statements.


UNAUDITED INTERIM FINANCIAL INFORMATION


     The balance sheet, statements of operations, shareholder's deficit and cash flows and related footnote information as of August 26, 2000 and for the six months ended August 28, 1999 and August 26, 2000 are unaudited.



     In the opinion of management, all adjustments, consisting of only normal recurring items, which are necessary for a fair presentation, have been included in such unaudited interim financial information. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year and may not necessarily reflect the results of ATS in the future or what they would have been had ATS been a separate, stand-alone entity during the periods presented.

                     ADVANCED THERMAL SCIENCES CORPORATION

PRO FORMA LIABILITIES AND STOCKHOLDER'S DEFICIT



     As discussed in Note 6, ATS is preparing for an initial public offering of its common stock. ATS intends to enter into an asset purchase agreement with B/E Aerospace prior to the completion of the initial public offering whereby ATS will pay B/E Aerospace an aggregate $15.0 million for the transfer of certain intellectual property rights to ATS and the repayment of funds advanced to ATS ($3,409 at August 26, 2000). The accompanying pro forma information gives effect, as of August 26, 2000, to the purchase of intellectual property and the repayment of amounts due B/E Aerospace by ATS. The amount allocated to the purchase of intellectual property ($11,591 at August 26, 2000) is reflected as an increase to accumulated deficit because ATS and B/E Aerospace are deemed to be under common control for financial reporting purposes and B/E Aerospace's net book value of such intellectual property is zero.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES -- The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     REVENUE RECOGNITION -- ATS generally recognizes revenue from equipment sales upon shipment. No revenue is recognized on products shipped on a trial basis until the trial period is completed and the equipment is accepted by the customer. ATS' products generally carry a 12-36 month warranty from the date of shipment or installation. Estimated sales returns and warranty costs are accrued at the time the related revenue is recognized. Customers may contract for support services over and above that provided by ATS' warranty period. Revenue from such contracts and from extended warranty contracts are recognized ratably over the service period. ATS is not responsible for the installation of its products.


     PROPERTY AND EQUIPMENT -- Purchased property and equipment is carried at cost and depreciation is provided over the estimated useful lives (generally 5-7 years) of the related assets on the straight-line basis. Leasehold improvements are depreciated over the lesser of the lease term or the estimated useful life of the improvement.


     LONG-LIVED ASSETS -- ATS accounts for the impairment and disposition of long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. In accordance with SFAS No. 121, long-lived assets are reviewed for events or changes in circumstances that indicate that their carrying value may not be recoverable. At February 26, 2000 and August 26, 2000, management determined that no such impairment existed.



     DUE TO B/E AEROSPACE, INC. -- Due to B/E Aerospace, Inc. includes amounts payable to B/E Aerospace primarily for operations and working capital requirements, offset by cash collected by ATS and remitted to B/E Aerospace. As more fully described herein and in Note 4, other transactions reflected in the payable balance include administrative expenses incurred by B/E Aerospace on behalf of ATS. Such amounts payable do not have specific repayment terms.


     RESEARCH AND DEVELOPMENT -- Research and development costs, other than software development costs, are expensed as incurred. Software development costs are capitalized following attainment of technological feasibility, however no development costs which qualify for capitalization were incurred during any of the periods presented.

     STOCK-BASED COMPENSATION -- Compensation expense associated with awards of stock options to employees is measured using the intrinsic value method described in Accounting Principles Board Opinion No. 25.

                     ADVANCED THERMAL SCIENCES CORPORATION

     INCOME TAXES -- Historically, ATS' results have been included in B/E Aerospace's consolidated federal and state income tax returns. The income tax provision is calculated as if ATS had filed separate tax returns as an independent company. In accordance with Statements of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS 109), deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.



     COMPREHENSIVE INCOME -- There was no difference between ATS' net income/(loss) and its total comprehensive income/(loss) for any of the periods presented.



     EARNINGS/(LOSS) PER SHARE -- Basic income (loss) per common share is determined by dividing income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding. Diluted income
(loss) per share is determined by dividing income (loss) available to common shareholders by the weighted average number of common shares and dilutive common stock equivalents outstanding. There were no dilutive securities for the six month period ended August 26, 2000.



     SEGMENT INFORMATION -- ATS currently operates in one business segment: designing, developing and marketing temperature control systems for the semiconductor, electronics and related industries.



     CONCENTRATION OF RISK -- To date, ATS' activities have been conducted primarily in the United States of America. ATS performs ongoing credit evaluations of its customers and generally requires no collateral. At February 26, 2000 and August 26, 2000, the entire receivable balance was due from one customer. Additionally, substantially all of ATS' sales for all fiscal years and all interim periods presented were to one customer. The loss of this customer would have a material adverse effect on ATS' financial condition and results of operations.



     ATS relies on single source suppliers for several of its components. As a result, should these suppliers not produce and deliver inventory needed for ATS to produce its products on a timely basis, operating results could be adversely impacted.



     NEW ACCOUNTING PRONOUNCEMENT -- In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended by SFAS No. 137), which ATS is required to adopt effective in its fiscal year 2001. SFAS No. 133, as amended, will require ATS to record all derivatives on the balance sheet at fair value. ATS does not currently engage in hedging activities and will continue to evaluate the effect of adopting SFAS No. 133. ATS will adopt SFAS No. 133 in its fiscal year 2001.



     In December 1999, the SEC staff issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. SAB No. 101 summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. ATS does not expect its implementation will have an effect on its revenue recognition policy.



     In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44 of Accounting Principles Board Opinion No. 25 Accounting for Certain Transactions Involving Stock Compensation, which, among other things, addressed accounting consequences of a modification that reduces the exercise price of a fixed stock option award (otherwise known as repricing). If the exercise price of a fixed stock option award is reduced, the award must be accounted for as variable stock option plan from the date of the modification to the date the award is exercised, is forfeited, or expires unexercised. The exercise price of an option award has been reduced if the fair value of the consideration required to be paid by the grantee upon exercise is less than or potentially less than the fair value of the consideration that was required to be paid pursuant to the award's original terms. The requirements about

                     ADVANCED THERMAL SCIENCES CORPORATION
modifications to fixed stock option awards that directly or indirectly reduce the exercise price of an award apply to modifications made after December 15, 1998, and will be applied prospectively as of July 1, 2000. The adoption of this interpretation did not impact ATS' financial statements.


NOTE 2 -- INVENTORIES


     Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Finished goods and work-in-progress include material, labor and manufacturing costs. Net inventories consist of the following:



                                                  FEBRUARY 27,    FEBRUARY 26,    AUGUST 26,
                                                      1999            2000           2000
                                                  ------------    ------------    -----------
                                                                                  (UNAUDITED)
Raw materials...................................      $227           $1,500         $  609
Work in process.................................        61              105            497
Finished goods..................................        --               63             47
                                                      ----           ------         ------
                                                      $288           $1,668         $1,153
                                                      ====           ======         ======


NOTE 3 -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:


                                                  FEBRUARY 27,    FEBRUARY 26,    AUGUST 26,
                                                      1999            2000           2000
                                                  ------------    ------------    -----------
                                                                                  (UNAUDITED)
Building improvements...........................     $ 122            $ 15           $ 49
Machinery.......................................        42             234            261
Tooling.........................................        27              27             27
Computer equipment and software.................        34              34             57
Furniture and equipment.........................     $  19            $ 44             53
                                                     -----            ----           ----
                                                       244             354            447
Less: accumulated depreciation and
  amortization..................................      (144)            (75)          (112)
                                                     -----            ----           ----
                                                     $ 100            $279           $335
                                                     =====            ====           ====



     Depreciation expense for the years ended February 28, 1998, February 27, 1999 and February 26, 2000 and the six months ended August 28, 1999 and August 26, 2000 was $27, $116, $55, $23 (unaudited) and $39 (unaudited), respectively.


NOTE 4 -- RELATED PARTY TRANSACTIONS


     Since inception, ATS' operations have been funded through net advances from/to B/E Aerospace of $1,416, $1,992 and $2,306, for the fiscal years ended February 28, 1998, February 27, 1999 and February 26, 2000, respectively. For the six months ended August 26, 2000, ATS repaid B/E Aerospace $2,305 on a net basis.

                     ADVANCED THERMAL SCIENCES CORPORATION

     The following is a summary of cash advances, repayments and expense allocations:


                                                       YEAR ENDED                         SIX MONTHS ENDED
                                      --------------------------------------------    ------------------------
                                      FEBRUARY 28,    FEBRUARY 27,    FEBRUARY 26,    AUGUST 28,    AUGUST 26,
                                          1998            1999            2000           1999          2000
                                      ------------    ------------    ------------    ----------    ----------
                                                                                            (UNAUDITED)
Beginning balance...................     $   --          $1,416          $3,408         $3,408        $5,714
Capital contribution................          1              --              --             --            --
Expenses allocated from B/E
  Aerospace.........................         52              84             151             80            94
Cash repayments.....................         --              --              --             --        (2,399)
Amounts paid by B/E Aerospace on
  behalf of the ATS.................      1,363           1,908           2,155          1,197            --
                                         ------          ------          ------         ------        ------
Ending balance......................     $1,416          $3,408          $5,714         $4,685        $3,409
                                         ======          ======          ======         ======        ======
Average outstanding balance for the
  period............................     $  708          $2,412          $4,561         $4,047        $4,562
                                         ======          ======          ======         ======        ======



     The amounts due to B/E Aerospace do not bear interest and while no formal repayment terms have been established ATS intends to repay the outstanding balance to B/E Aerospace upon the successful completion of the initial public offering described in Notes 1 and 6.



     On August 1, 2000, ATS entered into a lease for its office and manufacturing facility and certain equipment under a noncancelable operating lease with B/E Aerospace. Future minimum lease payments as of February 26, 2000 under the lease are $175 for fiscal 2001, $300 during fiscal 2002 through 2004, and $125 during fiscal 2005.



     During July 2000, ATS and B/E entered into a Transition Services Agreement (the "Agreement") which outlines certain services that will continue to be performed on behalf of ATS by B/E Aerospace through December 31, 2003, unless sooner terminated by either party with 180 days advance notice. The services called for in the Agreement include payroll processing and administration, human resources administration, benefits, marketing support, informational technology and telecommunications services, treasury management, accounting and finance assistance, sales order entry administration and corporate administrative services. Through July 2000, B/E Aerospace has allocated costs to ATS for payroll processing and administration, human resources administration, benefits and information technology services on a specific identification or usage basis. All other costs have been allocated on the basis of the total assets (net of cash and cash equivalents) of ATS to the total assets (net of cash and cash equivalents) of B/E Aerospace. From July 2000 through the term of the Agreement, B/E Aerospace will allocate costs as determined on the same cost allocation basis as described above plus 10%. Had this arrangement been in place since ATS' inception, costs allocated to ATS would have increased by $5, $8 and $15 for the years ended February 28, 1998, February 27, 1999 and February 26, 2000, and $8 and $9 for the six months ended August 28, 1999 and August 26, 2000.



     Rent expense, which was allocated to ATS based on square footage for all operating leases for the years ended February 28, 1998, February 27, 1999 and February 26, 2000 and the six months ended August 28, 1999 and August 26, 2000, was $41, $75, $151, $37 (unaudited) and $149 (unaudited), respectively.



     ATS employees participate in B/E Aerospace's 401(K) Plan, and are allocated matching contribution on a specific identification basis. ATS recognized expenses of $14, $27, $33, $18 (unaudited) and $22 (unaudited) related to the 401(K) Plan for the years ended February 28, 1998, February 27, 1999 and February 26, 2000 and six months ended August 28, 1999 and August 26, 2000, respectively.

                     ADVANCED THERMAL SCIENCES CORPORATION

NOTE 5 -- INCOME TAXES

     Income tax expense (benefit) consists of the following:


                                                                                      SIX MONTHS
                                                         YEAR ENDED                      ENDED
                                         ------------------------------------------   -----------
                                         FEBRUARY 28,   FEBRUARY 27,   FEBRUARY 26,   AUGUST 26,
                                             1998           1999           2000          2000
                                         ------------   ------------   ------------   -----------
                                                                                      (UNAUDITED)
  Current:
     Federal...........................     $  --          $  --          $  --          $ 512
     State.............................        --             --             --            189
     Foreign...........................        --             --             --             --
                                            -----          -----          -----          -----
                                               --             --             --            701
  Deferred:
     Federal...........................       (53)          (116)          (460)            69
     State.............................       (15)           (16)           (84)           (26)
     Foreign...........................        --             --             --             --
                                            -----          -----          -----          -----
                                              (68)          (132)          (544)           744
Change in valuation allowance..........        68            132            544           (744)
                                            -----          -----          -----          -----
                                            $  --          $  --          $  --          $  --
                                            =====          =====          =====          =====



     As discussed in Note 1, historically ATS' results have been included in B/E Aerospace's consolidated federal and state income tax returns. Consequently, a portion of ATS' historical losses have been utilized by B/E Aerospace. Such historical losses are reflected as operating loss without tax benefit. The difference between income tax expense (benefit) and the amount computed by applying the statutory U.S. federal income tax rate (35%) to the pretax earnings consists of the following:



                                                                                      SIX MONTHS
                                                         YEAR ENDED                      ENDED
                                         ------------------------------------------   -----------
                                         FEBRUARY 28,   FEBRUARY 27,   FEBRUARY 26,   AUGUST 26,
                                             1998           1999           2000          2000
                                         ------------   ------------   ------------   -----------
                                                                                      (UNAUDITED)
Statutory U.S. federal income tax
  expense (benefit)....................     $(471)         $(741)         $(578)         $ 661
State tax..............................       (15)           (16)           (95)           112
Operating loss without tax benefit.....       420            636            157             --
Research and development credits.......       (15)           (32)           (45)           (10)
Benefit of lower tax brackets..........        13             21             17            (19)
Valuation allowance....................        68            132            544           (744)
                                            -----          -----          -----          -----
                                            $  --          $  --          $  --          $  --
                                            =====          =====          =====          =====

                     ADVANCED THERMAL SCIENCES CORPORATION

     The tax effects of temporary differences and carryforwards that give rise to ATS' deferred income tax assets and liabilities consist of the following:



                                                                                      SIX MONTHS
                                                         YEAR ENDED                     ENDED
                                         ------------------------------------------   ----------
                                         FEBRUARY 28,   FEBRUARY 27,   FEBRUARY 26,   AUGUST 26,
                                             1998           1999           2000          2000
                                         ------------   ------------   ------------   ----------
Fixed assets...........................     $   8          $  47          $   9         $  (7)
Warranty reserve.......................        --             15            295           416
Accrued liabilities....................        22             72             34           138
Net operating loss carryforward........        23             15            250            --
Research credit carryforward...........        15             48             92            --
Inventory reserve......................        --              3             64           154
                                            -----          -----          -----         -----
Net deferred income tax assets.........        68            200            744           701
Valuation allowance....................       (68)          (200)          (744)           --
                                            -----          -----          -----         -----
Net deferred tax assets
  (liabilities)........................     $  --          $  --          $  --         $ 701
                                            =====          =====          =====         =====



     For the six months ended August 26, 2000 ATS' income tax expense was offset by the full reversal of the valuation allowance due to management's determination that it is more likely than not that the related deferred tax assets would be realized. At August 26, 2000, no net operating loss or research and development credit carryforwards are available to offset future taxable income.



NOTE 6 -- STOCKHOLDERS' DEFICIT



     Pursuant to an amendment to ATS' Certificate of Incorporation effective July 14, 2000, ATS is authorized to issue 40,000,000 shares of Class A common stock, 10,000,000 shares of Class B common stock and 1,000,000 shares of undesignated preferred stock. The Board of Directors effected a 10,000-for-one stock split in July 2000. At August 26, 2000, 10,000,000 shares of Class B common stock were outstanding.



     The Class B common stock is identical in all respects to Class A common stock, except with respect to voting and conversion rights. Each share of Class A and B common stock are entitled to one and three, respectively, votes per share on matters presented to a vote of shareholders. Each share of Class B common stock will be automatically converted into one share of Class A common stock upon the earlier of December 31, 2005 or upon the occurrence of certain events, primarily relating to the transfer of any shares of Class B common stock by the initial holder (B/E Aerospace) to a third party, as defined in the Amended and Restated Certificate of Incorporation.



     On August 14, 2000, ATS' Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission to sell 4,000,000 shares of its common stock in an initial public offering.



NOTE 7 -- STOCK OPTION AND EMPLOYEE BENEFIT PLANS (UNAUDITED)



     On July 14, 2000, ATS' Board of Directors adopted a stock option plan and a directors' stock option plan (the "2000 Stock Plans"), which allow ATS to grant both incentive stock options and non-qualified options to key employees and outside directors. The 2000 Stock Plans allow for the granting of options to purchase ATS' common stock at fair market value. The stock options are generally granted with vesting periods of three to four years and have an expiration date of ten years from the date of grant. Under the 2000 Stock Plans, an aggregate 2,000,000 shares have been initially reserved for issuance, of which 1,700,000 shares are reserved under the stock option plan and 300,000 shares are reserved under the directors' option plan.

                     ADVANCED THERMAL SCIENCES CORPORATION

     Initial grants under the 2000 Stock Plans are summarized as follows:

                                                              NUMBER OF    EXERCISE
                                                               SHARES       PRICE
                                                              ---------    --------
Granted, July 14, 2000......................................  1,300,000     $6.75


     The estimated fair value of options granted during the six month period ended August 26, 2000 was $3.49 per share. ATS applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option and purchase plans. Accordingly, no compensation cost has been recognized for its stock option plans and stock purchase plan. Had compensation cost for ATS' stock option plans and stock purchase plan been determined consistent with SFAS No. 123, ATS' net income and net income per share basic and diluted for the six months ended August 26, 2000 would have been $1,323 and $.13 per share, respectively.



     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for options granted during the six months ended August 26, 2000: risk-free interest rate of 6.18%; expected dividend yield of 0.0%; expected life of 4 years; and expected volatility of 60%, respectively. ATS's calculations are based on a single-option approach and forfeitures are recognized as they occur.



     In July 2000, ATS established a non-employee directors' stock and deferred compensation plan, all non-employee directors may elect to (i) receive all or a portion of their retainer in shares of the Company's Class A common stock or
(ii) defer all or a portion of their retainer in cash or in stock units. An aggregate of 50,000 shares of the Company's Class A common stock are available for issuance under this plan. No shares have been issued under this plan as of August 26, 2000. In addition, the Company's non-employee directors are entitled to participate in the Company's directors' stock option plan.



     On July 14, 2000, ATS established a qualified Employee Stock Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of up to a total of 150,000 shares of ATS' common stock at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. No shares have been issued in accordance with the plans as of August 26, 2000.



NOTE 8 -- COMMITMENTS



     During July and August of 2000, ATS entered into employment agreements with various corporate officers which specify minimum annual aggregate payments of $867 in each of the next three fiscal years, respectively.



NOTE 9 -- SUBSEQUENT EVENTS



     On September 19, 2000 the Company entered into a strategic teaming agreement with Helix Technology Corporation under which Helix will market, sell and support ATS' systems worldwide. Terms of this agreement provide for Helix to receive commissions ranging from 3-10% of sales for its sales, warranty labor and product support efforts. The agreement is effective for all regions outside North America and will become effective for North America on November 16, 2000. The agreement is effective through November 15, 2003, although it may be cancelled by either ATS or Helix upon six months advance notice following the first anniversary of the agreement, or in the event of a change of control.

                              [INSIDE BACK COVER]

                        [World map indicating locations
                  in which our temperature control systems are

   installed and a list of semiconductor manufacturers using our equipment.]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee and the Nasdaq National Market listing fee.


                                                              AMOUNT TO BE
                                                              PAID BY ATS
                                                              ------------
SEC registration fee........................................   $   13,359
NASD filing fee.............................................        5,560
Nasdaq National Market listing fee..........................       60,000
Printing and engraving expenses.............................      300,000
Legal fees and expenses.....................................      600,000
Accounting fees and expenses................................      300,000
Blue Sky qualification fees and expenses....................        3,500
Transfer Agent and Registrar fees...........................       20,000
Miscellaneous fees and expenses.............................      197,581
                                                               ----------
          Totals............................................   $1,500,000
                                                               ==========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article VIII of our Amended and Restated Certificate of Incorporation (Exhibit 3.1 hereto) and Article 8.1 of our Amended and Restated Bylaws (Exhibit 3.2 hereto) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. The Underwriting Agreement (Exhibit
1.1 hereto) also provides for cross-indemnification among ATS and B/E Aerospace, on the one hand, and the underwriters, on the other hand, with respect to matters arising under the Securities Act.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     In connection with our incorporation in December 1997, we issued 1,000 shares of our common stock to B/E Aerospace, our parent company, in consideration for cash consideration of $1,000. The share amount issued to B/E Aerospace does not reflect the ten thousand-for-one split of our common stock effected in July 2000. The issuance of these securities was deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(2) of the Act as a transaction by an issuer not involving any public offering. On July 14, 2000 we issued options to purchase 1,200,000 shares of our common stock at an exercise price of $6.75 per share to eight of our employees and options to purchase 100,000 shares of our common stock at an exercise price of $6.75 per share to four of our non-employee directors. The issuance of these securities was deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act for transactions pursuant to compensation benefit plans and contracts relating to compensation. The recipients of securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


  (a) EXHIBITS.



NUMBER   DESCRIPTION
------   -----------
 1.1*    Form of Underwriting Agreement.
 3.1     Amended and Restated Certificate of Incorporation of the
         Registrant.
 3.2     Amended and Restated Bylaws of the Registrant.
 4.1*    Specimen Stock Certificate.
 5.1*    Opinion of Shearman & Sterling.
10.1     Form of Cross-License Agreement between BE Aerospace, Inc.
         and the Registrant.
10.2     Form of Asset Purchase Agreement between BE Aerospace, Inc.
         and the Registrant.
10.3     Transition Services Agreement dated as of July 31, 2000
         between BE Aerospace, Inc. and the Registrant.
10.4     Tax Allocation Agreement dated as of July 31, 2000 between
         BE Aerospace, Inc. and the Registrant.
10.5     Advanced Thermal Sciences Corporation Stock Option Plan.
10.6     Advanced Thermal Sciences Corporation Employee Stock
         Purchase Plan.
10.7     Advanced Thermal Sciences Corporation Directors' Stock
         Option Plan.
10.8*    Advanced Thermal Sciences Corporation Non-Employee
         Directors' Stock and Deferred Compensation Plan.
10.9     Sublease Agreement dated August 1, 2000 between B/E
         Aerospace and Registrant.
10.10+*  Strategic Teaming Agreement between Helix Technology
         Corporation and the Registrant.
10.11    Registration Rights Agreement dated as of July 31, 2000
         between BE Aerospace, Inc. and the Registrant.
10.12    Employment Agreement with Amin J. Khoury.
10.13    Employment Agreement with R. Bruce Thayer.
10.14    Employment Agreement with Kenneth W. Cowans.
10.15    Employment Agreement with Gregory J. Mills.
10.16    Employment Agreement with Lloyd D. Golobay.
10.17    Employment Agreement with Cameron H. Adamson.
23.1     Consent of Deloitte & Touche LLP.
23.2     Consent of Shearman & Sterling (see Exhibit 5.1).
24.1**   Power of Attorney (see page II-4).
27.1     Financial Data Schedule.


---------------
 * To be supplied by amendment.


** Previously filed.



 + Confidential treatment will be requested as to certain portions of this Exhibit.

  (B) FINANCIAL STATEMENT SCHEDULE.



                    INDEPENDENT AUDITORS' REPORT ON SCHEDULE



To the Board of Directors and Shareholder of


Advanced Thermal Sciences Corporation



     We have audited the accompanying balance sheets of Advanced Thermal Sciences Corporation (formerly Advanced Thermal Technologies, Inc.) (a wholly owned subsidiary of BE Aerospace, Inc.) (the "Company") as of February 26, 2000 and February 27, 1999, and the related statements of operations, shareholder's deficit and cash flows for each of the three fiscal years in the period ended February 26, 2000 and have issued our report thereon dated August 14, 2000 (except Note 9 which is as of September 20, 2000) included elsewhere in this Registration Statement. Our audits also included the financial statement schedule listed in Item 16 of this Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



DELOITTE & TOUCHE LLP


Costa Mesa, California


August 14, 2000

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS


                                 (IN THOUSANDS)



                                                    BALANCE                                       BALANCE
                                                  AT BEGINNING                                    AT END
                                                   OF PERIOD     EXPENSES   OTHER   DEDUCTIONS   OF PERIOD
                                                  ------------   --------   -----   ----------   ---------
Allowance for doubtful accounts:
Six months ended August 26, 2000 (unaudited)....      $ 20         $ --      $--       $--         $ 20
Year ended February 26, 2000....................        --           20      --         --           20
Reserve for obsolete inventories:
Six months ended August 26, 2000 (unaudited)....      $150         $209      $--       $--         $359
Year ended February 26, 2000....................        --          150      --         --          150
Reserve for warranty:
Six months ended August 26, 2000 (unaudited)....      $688         $381      $--       $98         $971
Year ended February 26, 2000....................        66          650      --         28          688
Year ended February 27, 1999....................        --           66      --         --           66

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Anaheim, State of California on September 29, 2000.



                                        ADVANCED THERMAL SCIENCES CORPORATION


                                        By: /s/ AMIN J. KHOURY
                                           -------------------------------------
                                            Amin J. Khoury
                                            Chairman and Chief Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


              SIGNATURE                                  TITLE                            DATE
              ---------                                  -----                            ----
*                                        Chief Executive Officer and Chairman      September 29, 2000
------------------------------------       of the Board (Principal Executive
Amin J. Khoury                             Officer)

*                                        President, Chief Operating Officer and    September 29, 2000
------------------------------------       Director
R. Bruce Thayer

*                                        Vice President, Chief Financial           September 29, 2000
------------------------------------       Officer and Treasurer (Principal
Cameron H. Adamson                         Financial and Accounting Officer)

*                                        Director                                  September 29, 2000
------------------------------------
Roger D. Emerick

*                                        Director                                  September 29, 2000
------------------------------------
Robert J. Lepofsky

*                                        Director                                  September 29, 2000
------------------------------------
Amin C. Khoury

*                                        Director                                  September 29, 2000
  -----------------------------------
  Robert J. Therrien

       *By: /s/ AMIN J. KHOURY
------------------------------------
           Amin J. Khoury
          Attorney-in-fact

                                 EXHIBIT INDEX


NUMBER   DESCRIPTION
------   -----------
 1.1*    Form of Underwriting Agreement.
 3.1     Amended and Restated Certificate of Incorporation of the
         Registrant.
 3.2     Amended and Restated Bylaws of the Registrant.
 4.1*    Specimen Stock Certificate.
 5.1*    Opinion of Shearman & Sterling.
10.1     Form of Cross-License Agreement between BE Aerospace, Inc.
         and the Registrant.
10.2     Form of Asset Purchase Agreement between BE Aerospace, Inc.
         and the Registrant.
10.3     Transition Services Agreement dated as of July 31, 2000
         between BE Aerospace, Inc. and the Registrant.
10.4     Tax Allocation Agreement dated as of July 31, 2000 between
         BE Aerospace, Inc. and the Registrant.
10.5     Advanced Thermal Sciences Corporation Stock Option Plan.
10.6     Advanced Thermal Sciences Corporation Employee Stock
         Purchase Plan.
10.7     Advanced Thermal Sciences Corporation Directors' Stock
         Option Plan.
10.8*    Advanced Thermal Sciences Corporation Non-Employee
         Directors' Stock and Deferred Compensation Plan.
10.9     Sublease Agreement dated August 1, 2000 between B/E
         Aerospace and Registrant.
10.10+*  Strategic Teaming Agreement between Helix Technology
         Corporation and the Registrant.
10.11    Registration Rights Agreement dated as of July 31, 2000
         between BE Aerospace, Inc. and the Registrant.
10.12    Employment Agreement with Amin J. Khoury.
10.13    Employment Agreement with R. Bruce Thayer.
10.14    Employment Agreement with Kenneth W. Cowans.
10.15    Employment Agreement with Gregory J. Mills.
10.16    Employment Agreement with Lloyd D. Golobay.
10.17    Employment Agreement with Cameron H. Adamson.
23.1     Consent of Deloitte & Touche LLP.
23.2     Consent of Shearman & Sterling (see Exhibit 5.1).
24.1**   Power of Attorney (see page II-4).
27.1     Financial Data Schedule.


---------------
 * To be supplied by amendment.


** Previously filed.



 + Confidential treatment will be requested as to certain portions of this Exhibit.